SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the Month of December 23, 2004


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

This Form 6-K includes our interim results for the six months ended 30 September 2004 (as previously furnished on Form 6-K on 9 November, 2004). This Form 6-K is incorporated by reference into our Form F-3.



MARCONI CORPORATION GROUP NON-STATUTORY ACCOUNTS and OPERATING AND FINANCIAL REVIEW

For the three months and six months ended 30 September 2004

INTRODUCTION

This is an interim report prepared under UK Generally Accepted Accounting Principles (GAAP).

CONTENT


        Section                                                    Page

        Overview                                                      3
        Outlook and FY05 Financial Targets                            4
        Reporting Structure                                           6
        Board Changes                                                 7
        Results of Operations                                         8
        Financial Condition                                          24
        Liquidity and Capital Resources                              27
        Risk Management                                              30
        Group Non-Statutory Accounts                                 32
        Notes to the Non-Statutory Accounts                          36
        Independent Review Report                                    54


FORWARD-LOOKING STATEMENTS

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its plans and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, future revenues being lower than expected; increasing competitive pressures within the industry and general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 as filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


NON GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP performance measures are given, this is clearly indicated and the comparable GAAP measure is also given.

The non-GAAP measures we use are:

-    Adjusted gross profit;
-    Adjusted gross margin %;
-    Adjusted operating expenses;
-    Adjusted operating profit/(loss); and
-    Operating cash flow before exceptional items.

An explanation of each of these measures is provided below:

Adjusted gross profit is defined as gross profit before operating exceptional items as defined by U.K. GAAP (i.e. items which derive from events or transactions that fall within the ordinary activities of the Company but which require separate disclosure by virtue of their size or incidence if the financial statements are to give a true and fair view). We believe that using adjusted gross profit after the exclusion of exceptional items (which may vary significantly each year) provides a more accurate comparison of the underlying performance of our operating units, which in turn allows for a better understanding of actual trading performance and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of gross profit to adjusted gross profit is presented on page 17.

Adjusted gross margin % is calculated as adjusted gross profit divided by sales multiplied by 100.

Adjusted operating expenses is calculated as operating expenses before operating exceptional items (see above), goodwill amortisation and share option costs.

Adjusted operating profit/(loss) is calculated as operating profit/(loss) before operating exceptional items (see above), goodwill amortisation and non-cash share option costs.

We believe that adjusted operating expenses and adjusted operating profit/(loss) also are more representative of the underlying performance of the operating units and are thus more useful for evaluating the business on an ongoing basis. These measures eliminate material one-off items and non-cash costs that are controlled centrally and are therefore more representative of the underlying performance of the operating units. Management reviews the performance of the operating units on this basis. In Note 10, Segment and related information disclosures of our Form 10-K for the year ended 31 March 2004, where we present adjusted operating loss by segment we refer to this as segment operating loss. A reconciliation of operating expenses to adjusted operating expenses is presented on page 19 and a reconciliation of operating loss to adjusted operating loss is presented on page 21.

Operating cash flow before exceptional items is calculated as operating cash flow before operating exceptional items (see above). For the reasons noted above, we believe that operating cash flow before operating exceptional items is more representative of the underlying performance of the business and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of operating cash flow to operating cash flow before exceptional items is presented on page 30.

OVERVIEW

We are a focused multi-regional provider of telecommunications equipment and services, which we supply to major telecommunications network operators, government agencies and selected large enterprises worldwide.

Marconi  Corporation plc is listed on the London Stock Exchange  (ticker symbol:
MONI) and on NASDAQ (ticker symbol: MRCIY).


CONTINUING OPERATIONS - SECOND QUARTER AND FIRST HALF HIGHLIGHTS

- Continued low single digit sales growth, driven mainly by increased demand for next generation broadband and fixed wireless access infrastructure.

- 5 percentage point improvement in adjusted gross margin* (H1 FY05 32.7%; H1 FY04 27.7%(1)); consistent with 4 percentage point target improvement for the full year. 4.6 percentage point improvement in gross margin (H1 FY05 33.3%; H1FY04 28.7%).

- Additional investment in Research & Development and Sales & Marketing to support new product introduction and future growth opportunities; Q2 adjusted operating expenses* GBP99 million; Q2 operating expenses GBP129 million.

- Significant improvement in profitability from a GBP20 million adjusted operating loss* in Q2 FY04 to a GBP2 million adjusted operating profit in Q2 FY05 and GBP60 million operating loss in Q2 FY04 to GBP25 million operating loss in Q2 FY05; substantial progress in Optical & Access Networks

- Group operating loss reduced from GBP62 million in Q2 FY04 to GBP29 million in Q2 FY05

- Modest increase in working capital resulting from controlled inventory build in support of second half growth opportunities; debtors impacted by phasing of sales cycle

- All restructuring debt now fully repaid; net cash GBP335 million at 30 September 2004

As highlighted last quarter, our new segmentation for Continuing Operations reflects the three businesses in which we operate: Optical and Access Networks, BBRS and Network Services. Having completed the disposal of Outside Plant and Power (OPP), Discontinued Operations now includes OPP as well as the North American Access (NAA) business sold in February 2004.

Sales (see pages 11 to 14 for full analysis and commentary)

At GBP305 million, sales from Continuing Operations grew 6% compared to the previous quarter (GBP289 million reported) and 4% at constant currency compared to the second quarter of the previous year (GBP293 million; GBP305 million reported), in line with our full year guidance for low single digit growth at constant currency.

Sales growth was driven by increased customer investment in fixed wireless and broadband access networks in our major markets, Germany, the UK and Italy. This was partially offset by the lower than expected seasonal uptick in BBRS, which drove a corresponding decrease in our North American revenues. Sales performance in BBRS was impacted by a number of factors including reprioritization of US Federal Government projects into the next budget year. Demand for optical equipment in Europe remained broadly stable but we face challenging market conditions in the APAC region (particularly China and India), which caused a slight decrease in sales of Optical Networks compared to the second quarter of the previous year.

BT remained our largest customer, accounting for 27% of total sales from Continuing Operations in the quarter, up from 26% in the second quarter of the previous year as we began to deliver under recently awarded frame contracts for cable services and our Access Hub. In October 2004, we began our live SoftSwitch trial in support of BT's 21st Century Network transformation project and are making good progress.

Book to Bill has improved across all segments since the first quarter.

(1)  FY04 stated after cost reclassification see page 15
(*)  See 'Non GAAP measures' page 1.

Operational Performance (see pages 15 to 21 for full analysis and commentary)

We continued to deliver improvements in adjusted gross margin*, which increased from 32.2% in the first quarter to 33.1% in the second quarter, despite the lower than expected contribution from BBRS. This was achieved through improved recoveries in our manufacturing and supply chain operations as a result of increased sales and production volumes in Optical and Access Networks.

At the half-year, this translated to a 5 percentage point improvement upon the first half of the previous financial year, which is consistent with our 4 percentage point improvement target to 34% for the year as a whole. Given the impact of business mix in the first half, this is a challenging target based on our planned cost savings as well as higher sales volumes and improved business mix in the second half of the financial year.

Adjusted operating expenses* amounted to GBP99 million (Q1 FY05 GBP96 million) as we increased our investment in Research & Development and Sales & Marketing to support new product introduction, increased bid and trial costs and, ultimately, future sales growth. This investment is being targeted at specific business opportunities, in particular the BT 21st Century Network.

Adjusted operating profit* from Continuing Operations was GBP2 million in the quarter ended 30 September 2004, a significant improvement on the GBP20 million adjusted operating loss* recorded in the corresponding quarter of last year. Despite a decrease in adjusted operating profit* from our BBRS business, we continued to improve the adjusted operating result of our Optical and Access Networks business. Network Services and central costs remained broadly stable.

Cashflow, Cash and Debt (see pages 28 to 30 for full analysis and commentary)

We recorded an operating cash outflow (before exceptional items) of GBP11 million in the quarter. Of this GBP6 million was incurred within OPP prior to disposal and GBP5 million related to our Continuing Operations. We continued to adopt strict working capital disciplines across the business but have recorded a GBP16 million cash outflow from working capital movements in Continuing Operations during the quarter as we begin to grow our business. In particular during the quarter, we built up inventory in a number of key territories in support of specific new contracts and have recorded an increase in debtors as sales volumes are increasingly phased towards the final month of the quarter.

Net cash proceeds of GBP196 million from the disposal of OPP were partially offset by other non-operating cash outflows during the quarter. These related to exceptional restructuring costs (GBP6 million), interest and financing charges (GBP30 million), capital expenditure (GBP5 million) and tax (GBP3 million).

At 30 September 2004, Marconi's gross financial indebtedness was GBP39 million, down from GBP285 million at 30 June 2004. Following the disposal of OPP, we have fully redeemed the remaining Senior Notes that were issued as part of the 2003 financial restructuring. The remaining debt is bilateral bank debt and loans. This was more than offset at 30 September 2004 by our cash balance of GBP374 million, giving a net cash position of GBP335 million.

OUTLOOK AND FY05 FINANCIAL TARGETS

Full-year sales guidance maintained

We confirm our full year sales outlook for low single digit growth at constant currency compared to the GBP1,244 million of sales recorded in our Continuing Operations during the year ended 31 March 2004. This does not take into consideration any impact of foreign exchange movements. In the third quarter of the previous financial year, we reported sales from Continuing Operations of GBP319 million. When re-translated at the average exchange rates used in second quarter of the current financial year, this gives sales of GBP311 million (at constant currency).

Gross margin target maintained

We are maintaining our 34% adjusted gross margin * target for the full year. Given the impact of business mix in the first half of the year, this is now a more challenging target and its achievement is based on expected higher volumes, more favourable business mix in the second half and our cost saving initiatives. We do not expect to deliver upside benefits over and above this target. We expect the further gross margin improvement to come through our Optical and Access Networks segment.

* See 'Non GAAP measures' page 1.

As our major customers focus investment on broadband access deployments, we are successfully growing sales of our next generation access products and expect this trend to continue into the second half of the year. Initially, this is likely to put pressure on gross margins as i) broadband access is one of the most competitive areas in which we operate and ii) our customers are focussing on data-only deployments to meet current corporate and residential customer demand as opposed to higher margin multi-service (data, voice and triple-play) configurations.

At the same time however, these successful broadband access deployments are now leading to constraints in existing network infrastructure. Consequently, we are seeing more demand under legacy frame contracts in the second half of the year. This higher margin business combined with increased volumes and planned cost savings is expected to offset the pressure in broadband access and result in increased performance in Optical & Access Networks.

Investing in future growth opportunities

We continue to maintain tight control over operating expenditure, whilst continuing to invest in opportunities to secure future sales growth. We are now experiencing a marked increase in tender activity and customer trials, in particular, in relation to BT's 21st Century Network transformation project as well as elsewhere in the UK and overseas, as we drive towards our previously disclosed target to capture market share with our next generation product and service offering.

As a result, we have decided to raise our research and development spend to fund further development of our SoftSwitch solution. We have also increased our sales and marketing budget to support the increased costs associated with customer bids and trials. The cost of this additional investment is expected to be around GBP10 million for the current financial year and per annum thereafter. This compares to our previous plans to maintain a relatively stable level of operating expenditure in the business. We began to incur this additional investment during the second quarter of the financial year.

Cash

Working  capital

We  continue  to  adopt  tight  working   capital   management
disciplines to maintain control of inventory, debtors and creditors.

However, our drive towards higher sales volumes in the second half of the financial year, together with the phasing of the sales cycle and a lengthening of lead-times for the purchase of key components, is likely to generate further modest increases in working capital in the third and fourth quarters.

Following the success of previous initiatives to reduce working capital, there is limited scope to generate further significant improvement in this area. For example, we have reduced debtor days from over 90 at March 2003 to 69 at September 2004. In addition, we have substantially reduced the level of overdue debt across the business over the last year and this is no longer a significant source of cash generation for the Group.

Going forward, therefore, operating cash flow will be driven by our sales and operational performance.

Other Cash Flows

In line with our previous guidance, we expect to incur second half cash costs of GBP15 million in relation to our ongoing operational restructuring initiatives (total FY05 GBP35 million) and a further GBP27 million to cover tax and transaction costs relating to the OPP disposal (total FY05 GBP35 million).

Legacy Tax Issues

On 31 December 2004, we will pay approximately GBP15 million to Easynet plc in respect of tax losses purchased from our former subsidiary, ipsaris in accordance with the merger agreement with Easynet plc in 2001. In addition, we continue to await leave to appeal to the Indian Supreme Court in respect of a tax dispute dating back to 1989. If leave to appeal is refused, a cash payment of approximately GBP5 million in tax and interest is anticipated before 31 March 2005.

REPORTING STRUCTURE

Segments

With effect from the quarter ended 30 June 2004, we introduced a new structure, which splits the business into three segments: Optical and Access Networks, BBRS and Network Services. Comparative information has been restated to reflect the adoption of these new segments.

Optical and Access Networks comprises the activities of our Optical Networks and Access Networks businesses, which now also includes our payphones and interactive systems activities previously reported under Other Network Equipment. BBRS comprises the equipment and services activities of our BBRS business. Network Services comprises the activities of our Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS) businesses.

During FY04, we adopted a segmentation of our business along geographic lines, separating our North American ring-fenced businesses from our businesses in Europe and the rest of the world. The ring-fenced organisation was implemented in order to comply with the requirements of the indentures of our post-restructuring Junior and Senior Notes. In light of the redemption in full of our Junior and Senior Notes, this segmentation no longer reflects the way in which the business is being managed.

Discontinued Operations

Discontinued Operations comprise our North American Access (NAA) sold in February 2004 and our Outside Plant & Power business. Sales for the six months ended 30 September 2004 were GBP67 million (2003: GBP160 million) and Operating loss was GBP4 million (2003: GBP4 million).

Disposal of Outside Plant & Power (OPP)

We completed the disposal of OPP to Emerson in August 2004 for a cash consideration of $375 million (GBP204 million on date of completion).

Net assets sold with OPP amounted to approximately GBP85 million, including fixed assets and working capital of GBP57 million, goodwill of GBP44 million and a pension provision of GBP16 million.

We recorded a pre-tax gain on disposal of GBP103 million within non-operating exceptional items during the three months ended 30 September 2004 including GBP16 million of accruals and provision to cover transaction-related costs. This was partially offset by a GBP19 million exceptional tax charge arising from the disposal.

Tax and transaction costs relating to this disposal will amount to approximately GBP35 million, of which we paid approximately GBP8 million in the three months ended 30 September 2004. We expect the majority of the balance to be paid during the two remaining quarters of the year.

US Filing

Although we are a "foreign private issuer" within the meaning of the US Securities Exchange Act of 1934, pursuant to the terms of the indentures governing the Senior and Junior Notes that were issued in our financial restructuring, for approximately the last year we have been voluntarily filing annual, quarterly and periodic reports with the US Securities and Exchange Commission on the forms required to be used by, and otherwise in compliance with requirements applicable to, US domestic companies rather than those permitted to be used by foreign private issuers.

However, as a result of the completion of the repayment in full of the Senior and Junior Notes on 1 September, 2004, we are no longer subject to any covenants relating to our US reporting and filings. Consequently, effective with this report for the quarter ended September 30, 2004, the Group has reverted to filing reports with the SEC in accordance with the requirements applicable to foreign private issuers.

International Financial Reporting Standards (IFRS)

We are preparing for the adoption of IFRS and continue to make good progress. We are benefiting in the transition to IFRS from our experience of US GAAP filing.

In FY06 we will produce fully IFRS compliant accounts, reconciled to UK GAAP. To help understanding of the key issues, we will be holding a seminar for analysts during Q4 FY05. We are also intending to issue IFRS restated FY05 accounts approximately one month after our FY05 full year results announcement.

BOARD CHANGES

As previously disclosed, on 1 November 2004 M J Donovan resigned as an executive director of the Company and will leave the Company at the end of December 2004.

RESULTS OF OPERATIONS

Group Key Figures

The tables below set forth the key figures relating to our operating performance for the three months ended 30 September 2004 and 2003.

                                        Three months ended                            Three months ended
                                         30 September 2004                             30 September 2003

                                       Pre-                                           Pre-
                                exceptional       Exceptional                  exceptional      Exceptional
GBP million                           items             items       Total            items            items       Total
Sales
Continuing                              305                 -         305              305                -         305
Discontinued                             17                 -          17               84                -          84
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
Group                                   322                 -         322              389                -         389
                            ===============  ================ =========== ================  ===============  ==========

Gross Margin (1)
Continuing                              101                 3         104               91                1          92
Gross Margin %                        33.1%                         34.1%            29.8%                        30.2%

Discontinued                              -                 -           -               18                -          18
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
 Group                                  101                 3         104              109                1         110
                            ===============  ================ =========== ================  ===============  ==========
Gross Margin %                        31.4%                         32.3%            28.0%                        28.3%
                            ===============                   =========== ================                   ==========


Adjusted operating profit/(loss)*
Continuing                                2                 2           4             (20)             (11)        (31)
Discontinued                            (3)                 -         (3)                4              (3)           1
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
 Group                                  (1)                 2           1             (16)             (14)        (30)

Goodwill amortisation                  (23)                 -        (23)             (24)                -        (24)
Share option costs                     (7)                  -        (7)               (8)                -         (8)
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
Group operating loss                   (31)                 2        (29)             (48)             (14)        (62)
                            ===============  ================ =========== ================  ===============  ==========

Continuing                             (27)                 2        (25)             (49)             (11)        (60)
Discontinued                            (4)                 -         (4)                1              (3)         (2)
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
Group operating loss                   (31)                 2        (29)             (48)             (14)        (62)
                            ===============  ================ =========== ================  ===============  ==========


(1)  FY04 stated after cost reclassification see page 15
(*)  See 'Non GAAP measures' page 1.

                                      -8-


The tables below set forth the key figures relating to our operating performance for the six months ended 30 September 2004 and 2003.


                                          Six months ended                              Six months ended
                                         30 September 2004                             30 September 2003

                                       Pre-                                           Pre-
                                exceptional       Exceptional                  exceptional      Exceptional
GBP million                           items             items       Total            items            items       Total
Sales
Continuing                              594                 -         594              596                -         596
Discontinued                             67                 -          67              160                -         160
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
 Group                                  661                 -         661              756                -         756
                            ===============  ================ =========== ================  ===============  ==========

Gross Margin (1)
Continuing                              194                 4         198              165                6         171
Gross Margin %                        32.7%                         33.3%            27.7%                        28.7%

Discontinued                              9                 -           9               34                -          34
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
 Group                                  203                 4         207              199                6         205
                            ===============  ================ =========== ================  ===============  ==========
Gross Margin %                        30.7%                         31.3%            26.3%                        27.1%
                            ===============                   =========== ================                   ==========


Adjusted operating profit/(loss)*
Continuing                              (1)                 3           2             (65)             (28)        (93)
Discontinued                            (2)                 -         (2)                7              (5)           2
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
 Group                                  (3)                 3           -             (58)             (33)        (91)

Goodwill amortisation                  (46)                 -        (46)             (49)                -        (49)
Share option costs                    (17)                  -       (17)               (9)                -         (9)
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
Group operating loss                   (66)                 3        (63)            (116)             (33)       (149)
                            ===============  ================ =========== ================  ===============  ==========

Continuing                             (62)                 3        (59)            (117)             (28)       (145)
Discontinued                            (4)                 -         (4)                1              (5)         (4)
                            ---------------  ---------------- ----------- ----------------  ---------------  ----------
Group operating loss                   (66)                 3        (63)            (116)             (33)       (149)
                            ===============  ================ =========== ================  ===============  ==========


(1)  FY04 stated after cost reclassification see page 15
(*)  See 'Non GAAP measures' page 1.

                                      -9-


Foreign Exchange Impact

We have significant translation exposure to foreign exchange movements as approximately 15% of our Continuing Operations sales are derived in US dollars and 35% in euros. Exchange rates applied during the period were:


                                                    Quarterly                       Cumulative
                                                   average rates                  average rates
                                                 Q2              Q1                 6 months

         US Dollar                           1.8090          1.8066                   1.8078
         Euro                                1.4824          1.4904                   1.4864

                                                   Period end rates
                                  30 September 2004    30 June 2004            31 March 2004

         US Dollar                           1.8096          1.8135                   1.8379
         Euro                                1.4570          1.4906                   1.4956

The impact of applying this quarter's average rates to Sales, Gross margin, Operating expenses and Operating profit for Continuing Operations in the three months ended 30 June 2004 would be GBPnil for each category. For the three months ended 30 September 2003 the impact would be as follows:

                                                                               Three months ended
         GBP million                                                            30 September 2003
         Sales                                                                               (12)
                                                                                   ==============

         Gross margin                                                                         (4)

         Operating expenses                                                                     4

                                                                                   --------------
         Operating profit                                                                       -
                                                                                   ==============

The impact of this six-month's average rates applied to the results for Continuing Operations for the six months ended 30 September 2003 would be as follows:

                                                                                 Six months ended
         GBP million                                                            30 September 2003

         Sales                                                                               (22)
                                                                                   ==============

         Gross margin                                                                         (7)

         Operating expenses                                                                     9

                                                                                   --------------
         Operating profit                                                                       2
                                                                                   ==============


Review of Continuing Operations

Sales

At GBP305 million, sales from Continuing Operations grew 6% compared to the previous quarter (GBP289 million reported) and 4% at constant currency compared to the second quarter of the previous year (GBP293 million; GBP305 million reported), in line with our full year guidance for low single digit growth at constant currency. In the six months to 30 September 2004, sales remained relatively stable compared to the same six-month period of 2003 (GBP594 million compared to GBP596 million in 2003).


Analysis by Product Area


                                                                                             Six months
                                                     Three months ended                         ended
         GBP million                               30 Sept   30 June     30 Sept             30 September
                                                      2004      2004        2003           2004       2003

         Optical Networks                               76        77          80            153        165
         Access Networks                                76        60          64            136        120
                                              ------------- ---------- ----------       --------  ---------
         Optical and Access Networks                   152       137         144            289        285

         BBRS Equipment                                 28        24          38             52         66
         BBRS Services                                  14        14          15             28         30
                                              ------------- ---------- ----------       --------  ---------
         BBRS                                           42        38          53             80         96

         IC&M                                           46        48          47             94         90
         VAS                                            65        66          61            131        125
                                              ------------- ---------- ----------       --------  ---------
         Network Services                              111       114         108            225        215

                                              ------------- ---------- ----------       --------  ---------
         Continuing Operations                         305       289         305            594        596
                                              ============= ========== ==========       ========  =========

Three months ended 30 September 2004 compared with three months ended 30 September 2003

Optical Networks (25% of Q2 sales from Continuing Operations)

Sales of Optical Network equipment declined 5% from GBP80 million to GBP76 million. This was primarily due to a decline in optical sales in APAC (14% of Optical Network sales) with EMEA (80%) and CALA (6%) broadly stable.

Within APAC, the most marked reduction in sales occurred in China and India. In China, this was due to further delays to contract extensions with China Unicom while in India, this was due to the absence of replacement orders following the completion of network build contracts in the previous year. There was a slight decrease in sales in Australia pending initiation of deliveries under our new optical frame contract with Telstra, scheduled for later in the financial year.

Within EMEA, increased sales in the UK and Germany offset reduced demand for optical equipment in Italy. In the UK, optical sales to BT remained stable year on year with a modest increase in sales to second tier operators. In Italy, Telecom Italia reprioritised spend away from its optical transmission network towards its broadband access deployment. This trend was further exacerbated by the completion of core optical network deployments for other Italian operators during the previous year, which have been replaced during the quarter by lower volume in-fill activities.

Access Networks (25% of Q2 sales from Continuing Operations)

Sales of access network equipment increased by 19% from GBP64 million to GBP76 million.

Fixed Wireless Access (34% of Access Networks sales) was the main growth driver as a result of continued strong demand from German mobile operators.

We also recorded strong growth in Broadband Access (18% of Access Networks sales), largely as a result of increased sales of our Access Hub platform to BT under the frame contract signed in August 2003.

Access Hub sales in Italy, predominantly to Telecom Italia, also increased slightly.

The balance of Other Access product sales declined slightly year on year primarily due to lower sales of legacy equipment to BT. We expect this reduction to continue as BT concentrates on moving forward with its broadband access rollout and 21st Century Network project.

EMEA accounted for 93% of Access Network sales in the three months to 30 September 2004, with APAC at 4% and CALA at 3%.

Broadband Routing and Switching (BBRS) (14% of Q2 sales from Continuing Operations)

BBRS sales fell 21% from GBP53 million to GBP42 million.

Three main factors contributed to the decline during the period:

a) a reduction in sales to the US Federal Government, which reprioritised projects and pushed orders into the next budget year, commencing 1 October 2004;

b) softness in the US service provider market, a trend we expect to continue in the second half of the financial year; and

c) BXR-48000 shipments to a major European financial institution in the corresponding period of the previous financial year not repeated in the second quarter.

These declines were partially offset by a modest increase in sales in APAC as a result of the supply of our ASX-4000 product to a major Japanese service provider. We also recorded an increase in shipments of BBRS equipment as part of one of our long-term contracts in the Middle East.

In the three months ended 30 September 2004, North America accounted for 75% of BBRS equipment sales, with EMEA at 14% and APAC at 11%. The reduced level of BBRS sales was the main factor contributing to the decline in overall North American revenues during the period.

Network Services

Overall, sales of Network Services (IC&M and VAS) grew approximately 3% from GBP108 million to GBP111 million. Increased sales in the UK, Germany and Australia offset declines in the Middle East and Italy.

Installation, Commissioning and Maintenance (IC&M) (15% of Q2 sales from Continuing Operations)

Sales of IC&M remained relatively stable with only a small decline of 2% year on year.

This decline was largely due to a shift in the profile of activities performed under one of our long-term contracts in the Middle East, where the mix between equipment and services varies according to the roll-out programme. In the quarter, we recorded an increased proportion of equipment sales to the detriment of the services element of the contract. In addition, IC&M sales to Telecom Italia were down as a result of the shift in spend from Optical Networks to Access Networks, reported above. Our optical frame contracts with this major customer cover the provision of optical equipment and associated installation services whilst Telecom Italia's in-house service teams fulfil a high proportion of the installation work in their broadband access network.

These declines were partially offset by growth in Germany and Australia. In Germany, this was related to the strong growth in fixed wireless access equipment for 3G mobile network deployments, while in Australia, this was predominantly due to recent contract award for the IP1 network upgrade for Telstra, as we successfully completed the first contract milestone within the quarter.

Value Added Sales (VAS) (21% of Q2 sales from Continuing Operations)

Sales of Value Added Services grew 7% from GBP61 million to GBP65 million.

In the UK, cable service sales increased significantly as a result of BT's investment in their broadband network. In addition BT's drive to improve the reliability of their network through programmes to enhance the network resilience and facilitate remote operational access, have also provided additional workstreams. This increase has more than compensated for the decline in sales from one of our major long-term Government contracts as it nears completion.

Six months ended 30 September 2004 compared to six months ended 30 September
2003

Sales from Continuing Operations remained relatively stable compared to the corresponding period of the previous financial year. The profile of sales was broadly similar to the trends described for the three-month period above.


Analysis by Geographic Area

                                                                Three months ended
                                               30 September            30 June           30 September
         GBP million and %                         2004                 2004                 2003
                                             GBP m         %      GBP m         %     GBP m          %

         United Kingdom                        113      37.0        109      37.7        89       29.2
         Italy                                  28       9.2         28       9.7        40       13.1
         Germany                                51      16.7         47      16.3        41       13.4
         Other EMEA                             45      14.8         40      13.8        53       17.4
                                           ---------  --------  --------- ---------  --------  ---------
         EMEA                                  237      77.7        224      77.5       223       73.1

         NA                                     40      13.1         38      13.2        50       16.4
         CALA                                    9       3.0          9       3.1         9        3.0
         APAC                                   19       6.2         18       6.2        23        7.5

                                           ---------  --------  --------- ---------  --------  ---------
         Continuing Operations                 305     100.0        289     100.0       305      100.0
                                           =========  ========            =========            =========

The main factors driving the sales trends in our major geographies were as follows:

United Kingdom: The 27% growth in sales, when compared to the corresponding quarter of the previous year, was driven by increased sales to BT (mainly cable services and broadband access) and a modest pick-up in demand for optical and access equipment from second tier operators

Italy: A 30% reduction in sales was a result of the completion of optical network builds for Vodafone and 2nd tier network operators. Sales to Telecom Italia remained broadly stable.

Germany: The 24% increase in sales was driven by sustained high demand for fixed wireless access infrastructure from mobile operators in support of 3G network deployments

North America: A 20% reduction in sales driven by the weaker than usual seasonal uptick in BBRS, described above.

CALA: Sales remained stable, showing continued signs of a return to market stability, with current demand focused on optical networks.

APAC: The 17% reduction in sales year on year is driven by completion of major network build programmes in India and China in the previous financial year, combined with absence of orders for new builds during the period.

Key Customers

For the six months ended 30 September 2004, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telstra, US Federal Government, Vodafone and Wind (Italy). In aggregate, these customers accounted for 57% of sales from Continuing Operations (ten largest customers in the six months ended 30 September 2003: 52% of sales from Continuing Operations).

BT remains our largest customer and accounted for 27% of sales from Continuing Operations in the three months ended 30 September 2004 (2003: 26%) and 27% in the six months ended 30 September 2004 (2003: 25%). The increase in sales compared to the previous year resulted mainly from the onset of new contracts for cable services and Access Hubs.


Book to Bill Ratio

                                                Three months ended                       Six months ended
                                                   30 September                            30 September
                                                      2004               2003                 2004              2003
Optical and Access Networks                           1.15               1.18                 1.08              1.08
BBRS                                                  0.88               1.03                 0.79              0.96
Network Services                                      1.03               1.52                 0.94              1.19
                                        ===================  =================  ===================  ================
Continuing Operations                                 1.07               1.27                0.99               1.10
                                        ===================  =================  ===================  ================


Book-to-bill is the ratio of order intake divided by the level of sales in any given period. Management use this as a key indicator of future short-term sales performance in the Network Equipment business and the Group strives to increase and maintain this ratio above 1.00 over any 12-month period.

Book to bill for Optical and Access Networks stood at 1.15 broadly in line with the same quarter of the prior year (1.18).

Book to bill in BBRS fell from 1.03 to 0.88. This is mainly due to the profile of orders and sales for the US Federal Government, with a higher than usual level of shipments made in the quarter from orders received in prior periods, further compounded by the re-prioritisation of orders into the new Federal budget year.

This ratio is less meaningful in Network Services given the long-term contract nature of this business where the full value of a service contract, which can typically be worth tens of millions of sterling is booked as an order at the point of firm contract signature and then recognised as sales over the life of the contract, which can typically be over a period of 2 to 5 years. Network Services book to bill declined year on year from 1.52 to 1.03 largely as a result of the booking of two large orders in the three months ended 30 September 2003 (Toll Collect and a long-term wireless services contract).

Cost Reclassification

As previously described, from 1 April 2004 we have reclassified certain costs, which were previously accounted for within cost of sales and are now treated as operating expenses. This reclassification impacts our Optical and Access Networks and Network Services segment.

Management view these cost reclassifications as a more appropriate allocation of costs in order to increase control and accountability within the context of our continued move towards an outsourced supply chain model.

Three main factors contribute to the overall cost reclassification:

(i) We have retained new product introduction processes in-house and reorganised these activities into a single cost centre within our R&D function. Costs relating to new product introduction are now charged in their entirety to R&D expenses (whereas previously these were charged in part to R&D and in part to cost of sales);

(ii) HR and Finance related costs are now charged in their entirety to G&A compared to reallocation across cost of sales, R&D, S&M and G&A previously;

(iii)we have established Contract Marshalling Centres (CMCs) in each of our main regional service organisations to act as an assembly point, where we bring together equipment from our own facilities and those of our various outsourced manufacturing partners, prior to delivery and installation at the customer site. Previously, this function was the responsibility of our supply chain and we allocated these costs to equipment sales. The newly established CMCs form part of our services organisation and consequently, we now allocate these costs to services sales.

These reallocations do not represent changes of accounting policy and do not impact our operating profit/(loss), and we have not, therefore, restated prior year analysis. For ease of comparison, we have included below a table setting forth pro forma adjusted gross profit* and adjusted operating expenses* for each quarter of the previous financial year for Continuing Operations as if we had adopted the new cost allocations from 1 April 2003:


              GBP million                                             Three months ended
                                                        31 March       31 Dec     30 Sept     30 June
                                                            2004         2003        2003        2003
              Adjusted gross profit *
              Reported                                       106           93          84          68
              Adjusted gross margin %                      32.2%        29.2%       27.5%       23.4%

              Pro forma                                      113          100          91          74
              Adjusted gross margin %                      34.3%        31.3%       29.8%       25.4%
                                                      ==========   ==========  ==========  ==========

              Adjusted operating expenses *
              Reported                                        92           97         104         113

              Pro forma                                       99          104         111         119
                                                      ==========   ==========  ==========  ==========

*  See 'Non GAAP measures' page 1.

Gross Profit

The table below sets forth our gross profit and adjusted gross profit* (before operating exceptional items) from Continuing Operations after the impact of cost reclassification as described on the previous page.


GBP million                                            Three months ended                      Six months ended
                                              30 Sept       30 June          30 Sept      30 Sept           30 Sept
                                                 2004          2004             2003         2004              2003
                                                                         (Pro forma)                    (Pro forma)
Adjusted Gross profit* by business
Optical and Access Networks                        54            46               35          100                68
                                                35.5%         33.6%            24.3%        34.6%             23.9%
BBRS                                               26            24               34           50                60
                                                61.9%         63.2%            64.2%        62.5%             62.5%
Network Services                                   21            23               22           44                37
                                                18.9%         20.2%            20.4%        19.6%             17.2%

                                           ------------- ------------- ---------------- ------------  ----------------
Continuing Operations                             101            93               91          194               165
                                           ============= ============= ================ ============  ================

Adjusted gross margin %                         33.1%         32.2%            29.8%        32.7%             27.7%

Operating exceptional credit to cost of sales
Optical and Access Networks                         3             1                1            4                 6
                                           ============= ============= ================ ============  ================

Gross profit by business
Optical and Access Networks                        57            47               36          104                74
                                                37.5%         34.3%            25.0%        36.0%             26.0%
BBRS                                               26            24               34           50                60
                                                61.9%         63.2%            64.2%        62.5%             62.5%
Network Services                                   21            23               22           44                37
                                                18.9%         20.2%            20.4%        19.6%             17.2%

                                           ------------- ------------- ---------------- ------------  ----------------
Continuing Operations                             104            94               92          198               171
                                           ============= ============= ================ ============  ================
Gross margin %                                  34.1%         32.5%            30.2%        33.3%             28.7%


Three months ended 30 September 2004 as compared to the three months ended 30 June 2004

Gross profit from Continuing Operations was GBP10 million higher than the previous quarter. Adjusted gross profit* from Continuing Operations was GBP8 million higher than the previous quarter. This increase was predominantly driven by the overall increase in sales of Optical and Access Networks. At 33.1%, adjusted gross margin* from Continuing Operations was 0.9 percentage points higher than the 32.2% adjusted gross margin* reported for the previous quarter. This increase was predominantly a result of higher production volumes, particularly for our Optical and Access Networks products, leading to a much-improved levels of recoveries within our manufacturing and supply chain operations.

Optical and Access Networks: Gross profit of GBP57 million (37.5%) increased from GBP47 million (34.3%) in the previous quarter. We recorded an adjusted gross profit* of GBP54 million (Q1 FY05 GBP46 million), representing an adjusted gross margin of 35.5% of sales (Q1 FY05 33.6%). The GBP8 million increase in adjusted gross profit* resulted mainly from the higher level of equipment sales recorded in the period. This resulted in an improved level of manufacturing recoveries, with business mix contributing further to the improvement in adjusted gross margin*.

Optical Networks sales remained broadly in line with the levels recorded in the previous quarter, the main increase in volumes coming from Access Networks. Sales to mobile operators in Germany continued to improve in the three months ended 30 September 2004, with higher gross margin impact due to sale of network management in Access Networks, and deployment of more fixed wireless SDH products (which carry a higher margin than PDH products). A further improvement was recorded in the quarter as the rollout of Access Hub, particularly to BT, shifted towards delivering additional line capacity in some of the existing chassis, generating higher margins than the initial deployment in the previous quarter.

*  See 'Non GAAP measures' page 1.

BBRS: We recorded a gross profit and adjusted gross profit* of GBP26 million (Q1 FY05 GBP24 million), resulting in a gross margin and adjusted gross margin* of 61.9% of sales (Q1 FY05 63.2%).

The GBP2 million improvement in gross profit was driven by the 11% sequential increase in sales. Adjusted gross margin* however was impacted during the quarter by two main factors a) a reduced level of sales of our BXR 48000, which is our most sophisticated, highest capacity multi-service switch router and consequently generates higher gross margins than our other product lines and b) an increase in the proportion of lower margin BXR 5000 shipments to the US Federal Government, which we source through our OEM partner, Laurel Networks.

More generally, we are experiencing some pressure on gross margins in BBRS, which is mainly being caused by a shift in business mix resulting from a) lower demand for equipment from US service providers and b) increased demand for services, particularly in the area of security and surveillance. Whilst service projects typically generate lower gross margins, they also require lower R&D investment, and therefore represent attractive business opportunities for BBRS.

Network Services: We recorded a gross profit and adjusted gross profit* of GBP21 million (Q1 FY05 GBP23 million), representing a gross margin and adjusted gross margin* of 18.9% of sales (Q1 FY05 20.2%). The reduction in adjusted gross profit* of GBP2 million was driven by reduced sales, further compounded by business mix. Increased proportions of cable sales in the VAS business that carry lower margins than the rest of our Network Services portfolio, resulted in the decline in adjusted gross margin* against the previous quarter, further compounded by lower proportions of IC&M sales that generate higher than average Network Services margins.

Three months ended 30 September 2004 as compared to the three months ended 30 September 2003

Gross profit from Continuing Operations increased by GBP12 million in the three months ended 30 September 2004 compared to the corresponding period of the previous year, with gross margin increasing from 30.2% to 34.1%. Adjusted gross profit* from Continuing Operations increased by GBP10 million in the three months ended 30 September 2004 compared to the corresponding period of the previous financial year, with adjusted gross margin* increasing from 29.8% to 33.1%.

There has been a significant year on year improvement, with substantial cost savings more than sufficient to offset the unfavourable business mix resulting from decreased proportions of BBRS sales at higher than average Group margin. In Optical and Access Networks, we achieved improvements in our supply chain operations through reduced cost of materials and labour efficiencies, with further improvements resulting from sales of our next generation network equipment. In Network Services, improvements were achieved through headcount reductions and improved productivity and efficiency within our field force, partially offset by the higher proportion of cable service sales within the VAS business in the three months ended 30 September 2004. This was partially offset by BBRS business recording a higher proportion of services sales that carry lower margins than sales of BBRS equipment.

Six months ended 30 September 2004 as compared to the six months ended 30 September 2003

Adjusted gross profit* from Continuing Operations increased by GBP29 million in the six months ended 30 September 2004 compared to the corresponding period of the previous financial year, with adjusted gross margin* increasing by 5 percentage points from 27.7% to 32.7%. The factors that led to this improvement are the same as those that led to an improvement in the three months ended 30 September 2004 compared to the three months ended 30 September 2003. This is consistent with our guidance to deliver a four percentage point increase in gross margin for the full year.

Pricing Environment

There were no material changes to the pricing environment during the quarter.

*  See 'Non GAAP measures' page 1.

Operating Expenses

The table below provides an analysis of operating expenses incurred within our Continuing Operations on an "as reported" basis:



GBP million                                                  Three months ended                Six months ended
                                                      30 Sept      30 June      30 Sept      30 Sept     30 Sept
                                                         2004         2004         2003         2004        2003
Research and Development (before share
  option costs)                                            47           44           44           91          93
Sales and Marketing (before share option
  costs)                                                   34           34           44           68          90
General & Administration (before share
  option costs and exceptional items)                      18           18           18           36          39
Net Other Operating (Income)/Expense                        -            -          (2)            -         (5)
                                                    ----------  ----------  ----------- ------------  ----------
Adjusted Operating Expenses * -
   Continuing Operations                                    99          96          104          195         217
Exceptional charge to operating expenses                     1           -           11            1          28
Share options                                                7          10            8           17           9
Goodwill amortisation                                       22          22           21           44          43
                                                    ----------  ----------  ----------- ------------  ----------
Operating Expenses -
  Continuing Operations                                    129         128          144          257         297
                                                    ==========  ==========  =========== ============  ==========

Operating expenses include operating exceptional costs relating mainly to restructuring, charges relating to the amortisation of goodwill and costs relating to our share option schemes.

The share option costs are analysed separately as they are predominantly non-cash items. Details of the Company's share option schemes are set out in the Notes to the Non-Statutory Accounts; Note 14c on page 48.

In aggregate, had we adopted the new cost classifications during the last financial year, in the three months ended 30 September 2003, operating expenses and adjusted operating expenses* for Continuing Operations would have amounted to GBP151 million and GBP111 million respectively, GBP7 million higher than the GBP144 million and GBP104 million reported. Operating expenses and adjusted operating expenses* in the six months ended 30 September 2003 would have amounted to GBP310 million and GBP230 million respectively, GBP13 million higher than the GBP297 million and GBP217 million reported. The following table provides an analysis of operating expenses on a pro forma basis to reflect the cost reclassification:

 GBP million                                                Three months ended                Six months ended
                                                   30 Sept      30 June         30 Sept      30 Sept         30 Sept
                                                      2004         2004            2003         2004            2003
                                                                            (Pro forma)                  (Pro forma)
Research and Development (before share
  option costs)                                         47           44              50           91             105
Sales and Marketing (before share option
  costs)                                                34           34              41           68              83
General & Administration (before share
  option costs and exceptional items)                   18           18              22           36              47
Net Other Operating (Income)/Expense                     -            -             (2)            -             (5)
                                                 ----------  ----------  -------------- ------------  --------------
Adjusted Operating Expenses * -
   Continuing Operations                                 99          96             111          195             230
Exceptional charge to operating expenses                  1           -              11            1              28
Share options                                             7          10               8           17               9
Goodwill amortisation                                    22          22              21           44              43
                                                 ----------  ----------  -------------- ------------  --------------
Operating Expenses -
  Continuing Operations                                 129         128             151          257             310
                                                 ==========  ==========  ============== ============  ==============

*  See 'Non GAAP measures' page 1.

The table below sets forth an analysis of adjusted R&D expenditure for the three and six months ended 30 September 2004 and 2003 for Continuing Operations. Adjusted R&D expenditure excludes R&D costs relating to non-core mobile communications businesses now disposed. We use adjusted R&D expenditure because it is more representative of the underlying R&D expenditure of the business at the period end.

As % of Adjusted R&D Expenditure                                      Three months ended           Six months ended
                                                                        30 September                 30 September
                                                                      2004          2003          2004          2003
                                                                         %             %             %             %
Optical Networks                                                        44            42            44            43
Access Networks                                                         35            32            34            31
BBRS                                                                    18            21            19            21
Network Services                                                         3             5             3             5
                                                             -------------  ------------  ------------  ------------
                                                                       100           100           100           100
                                                             =============  ============  ============  ============


Three months ended 30 September 2004 compared to three months ended 30 June 2004

On a pro forma basis, after taking into account the impact of the cost reclassification described above, adjusted operating expenses incurred within our Continuing Operations increased by GBP3 million from GBP96 million in the three months ended 30 June 2004 to GBP99 million.

Additional Research & Development costs resulted mainly from an increase in new product introduction activity within Optical Networks following the ramp-up of customer trials for our next generation SM1/4 ultra compact SDH multiplexer (now trialling in over 20 customer labs) and our next generation optical metro platform, OMS1664 (now trialling in over 30 customer labs). In addition, we are increasing our investment in our SoftSwitch platform to accelerate new feature development in line with operator requirements and in support of future sales opportunities. During the second quarter, we began to transfer engineering resource previously allocated to our BBRS product lines to our Optical and Access programmes in order to better leverage the data networking skills within our organisation.

Whilst reported Sales & Marketing costs remained stable quarter on quarter at GBP34 million, we did not charge further severance payments and costs of onerous leases directly to the Sales & Marketing function, as previously recorded in the first quarter. As a result, on an underlying basis, there has been a modest increase in Sales & Marketing expenditure. This resulted predominantly from the increased level of customer bid and trial costs in support of future growth opportunities - in particular the BT 21st Century Network project - as well as some focused recruitment within our salesforce, particularly in our Northern Europe region (which primarily covers UK, Benelux and France).

G&A costs have remained stable at GBP18 million in the quarter as we have not been able to realise further savings as quickly as we had planned. We are moving forward with process and efficiency improvement programmes across G&A functions and in particular, within Finance, which are expected to produce cost savings in the longer-term. Currently, however resource is being re-allocated to specific compliance projects (such as International Accounting Standards and Sarbanes Oxley).

We employed a total  workforce  of  approximately  10,140 at 30  September  2004 compared to 12,135 at 30 June 2004. Approximately 2,050 employees were transferred to Emerson during the quarter following completion of the disposal of our Outside Plant & Power business.

We incurred no net other operating expenses during the first half of the financial year.

We incurred a net GBP1 million operating exceptional charge during the three months ended 30 September 2004 in relation to our ongoing operational restructuring initiatives. Charges of GBP5 million incurred during the previous quarter were offset by GBP5 million of restructuring and litigation provision releases no longer required, giving a net operating exceptional cost of GBPnil for the three months ended 30 June 2004.

Share option costs reduced from GBP10 million in the previous quarter to GBP7 million in the three months ended 30 September 2004. The charge relating to each tranche of share options is expensed over the period from the Plan start date to the earliest vesting date for that tranche. The overall charge reduces therefore as each vesting date is reached. The reduction in the quarter reflects the absence of a charge for tranche 1 for options granted on 19 May 2003 (which vested on 19 May 2004) and only a partial charge for the second tranche (which vested on 19 August 2004). The earliest vesting date for tranche 3 is 19 November 2004, tranche 4 is 19 August 2005 and tranche 5 is 19 August 2006. Of the GBP7 million charged for share options in the quarter, GBPnil was allocated to Research & Development, GBP2 million to Sales & Marketing and GBP5 million to General & Administration expenses.

Three months ended 30 September 2004 compared to three months ended 30 September 2003

On a pro forma basis, after taking into account the impact of the cost reclassification described above, we reduced adjusted operating expenses* in our Continuing Operations by approximately GBP12 million or 11% from GBP111 million in the three months ended 30 September 2003 to GBP99 million.

Significant cost savings were achieved across all areas of expenditure over the period as we implemented our operational restructuring plans. These were mainly driven by headcount reductions and efficiency improvement initiatives, which included the rationalisation, consolidation and closure of sites, R&D centres and sales offices worldwide.

Other factors contributing to the overall reduction in R&D expenditure included reduced depreciation due to lower levels of capital expenditure and the previously disclosed write-down of obsolete development and test models. Further G&A cost savings have been generated through reduced spend on insurance and professional fees.

It should also be noted that over the course of the last financial year, as we completed new product launches, we reduced the proportion of R&D expenditure for BBRS mainly in order to focus increased resource on our next generation multi-service access platforms- Access Hub and SoftSwitch- which we believe offer good medium-term growth prospects.

Six months  ended 30  September  2004  compared to six months ended 30 September
2003

The adjusted operating expenses* have reduced by GBP35 million to GBP195 million from GBP230 million with savings achieved in all cost areas. These are due to the cost cutting and rationalisation initiatives described above.

We employed a total workforce in Continuing Operations of 11,773 at 30 September 2003, which has subsequently decreased to 10,140 employees.

Operating Profit/(Loss)

                                                        Three months ended                    Six months ended
                                               30 Sept       30 June         30 Sept      30 Sept         30 Sept
GBP million                                       2004          2004            2003         2004            2003
Optical and Access Networks (1)                    (4)           (8)            (30)         (12)            (57)
BBRS                                                11             8              16           19              25
Network Services (1)                                 3             5               3            8             (9)
Central costs                                      (8)           (8)             (9)         (16)            (19)
Other                                                -             -               -            -             (5)
                                             ------------  ------------  -------------- ------------  --------------
Adjusted operating profit/(loss)*                    2           (3)            (20)          (1)            (65)

Operating exceptional items                          2             1            (11)            3            (28)
Share option costs                                 (7)          (10)             (8)         (17)             (9)
Goodwill amortisation                             (22)          (22)            (21)         (44)            (43)
                                             ------------  ------------  -------------- ------------  --------------
Operating loss
 - Continuing Operations                         (25)          (34)            (60)         (59)           (145)
                                             ============  ============  ============== ============  ==============


Operating loss has reduced from GBP60 million in the three months ended 30 September 2003 and GBP34 million in the three months ended 30 June 2004, to GBP25 million in the three months ended 30 September 2004, the reasons for this are discussed below.

(1) The cost reclassification described on page 15 has been included in these figures, the effect of which was to reduce the operating loss for Optical and Access Networks by GBP3 million and reduce the operating profit in Network Services by GBP3 million for each of Q2 and Q1 FY04

*  See 'Non GAAP measures' page 1.

Adjusted Operating Profit/(Loss) *

Three months ended 30 September 2004 compared to three months ended 30 June 2004

We recorded a GBP2 million adjusted operating profit* (before operating exceptional items, share option costs and goodwill amortisation) in Continuing Operations compared to an adjusted operating loss* of GBP3 million in the previous quarter.

In Optical and Access Networks, the increased R&D investment described above was more than offset by the higher level of gross profit generated during the quarter as a result of the higher level of sales and production volumes described under Sales and Gross Profit described above. These factors led to a GBP4 million improvement in adjusted operating loss* from GBP8 million in the three months ended 30 June 2004 to GBP4 million loss in the quarter.

BBRS recorded an adjusted operating profit* of GBP11 million compared to a GBP8 million adjusted operating profit* in the previous quarter. This was mainly due to the higher level of gross profit generated on higher sales volumes as described under Gross Profit above.

The GBP2 million reduction in adjusted operating profit* in Network Services, from GBP5 million in the three months ended 30 June 2004 to GBP3 million in the quarter, resulted from the lower level of Gross Profit described above.

Central  costs,  which  include all central  function  costs (e.g.  the Board of
Directors,   executive  management  team,  legal,  finance,   strategy,  IT  and
communications) remained stable at GBP8 million.

Three months ended 30 September 2004 compared to three months ended 30 September 2003

The GBP2 million adjusted operating profit* (before exceptional items, share option costs and goodwill amortisation) in Continuing Operations in the quarter was a significant improvement on the GBP20 million adjusted operating loss recorded in the corresponding quarter of the previous year.

The most marked improvement was recorded in Optical and Access Networks where the adjusted operating loss was reduced from GBP30 million in the three months ended 30 September 2003 to an adjusted operating loss of GBP4 million in the quarter. This was driven largely by improved sales and our ongoing cost reduction and efficiency improvement actions in our European manufacturing and supply chain operations, including the benefit of our outsourcing arrangements, procurement initiatives and product cost reductions.

Adjusted operating profit* in BBRS decreased to GBP11 million (Q2 FY04 GBP16 million) due to the reduced sales volume and margin discussed above.

In Network Services, our adjusted operating profit* of GBP3 million in the three months ended 30 September 2004 was stable with that achieved in the corresponding period last year. The decline in gross margins in the year has been offset by cost savings and efficiency improvements.

Central costs reduced by GBP1 million to GBP8 million (Q2 FY04 GBP9 million) as a result of headcount reductions and other cost savings in central functions, particularly HR, legal and finance.

Six months  ended 30  September  2004  compared to six months ended 30 September
2003

All business segments contributed to the GBP64 million increase in the improvement in adjusted operating loss (before operating exceptional items, share option costs and goodwill amortisation) in Continuing Operations. The factors that led to this improvement are the same as those that led to an improvement in the three months ended 30 September 2004 compared to three months ended 30 September 2003.

*  See 'Non GAAP measures' page 1.

Operating Exceptional Items

In the three months ended 30 September 2004, GBP3 million of operating exceptional items were credited to cost of sales related to the release of certain supplier liability provisions. In addition a net GBP1m was charged for employee severance and site rationalisation to operating costs. This is a significant decrease from the net GBP11 million charged in the three months ended 30 September 2003.

Further details of operating exceptional items included in the profit and loss account in the six months ended 30 June 2004 and 2003 are set out in the Notes to the Non-statutory Accounts; Note 4a), page 39.

Goodwill Amortisation

Goodwill amortisation remained relatively constant at GBP22 million for the three months ended 30 September 2004 compared to the charge of GBP22 million for the three months ended 30 June 2004 and GBP21 million for the three months ended 30 September 2003.

Other Financial Items- Group basis only

Joint Ventures and Associates

In the three months ended 30 September 2004, operating losses in respect of joint ventures and associates were GBPnil compared to GBP5 million for the three months ended 30 September 2003, following the disposal of Confirmant and Easynet in prior periods.

Non-Operating Exceptional Items

In the three and six months ended 30 September 2004, the gain on disposal of Discontinued Operations of GBP103 million related to the disposal of our OPP business.

In the three months ended 30 September 2003, non-operating exceptional items reflect the profits on the disposal of our associate Easynet (GBP76 million), Marconi Mobile Access S.p.A. (GBP9 million) and other fixed asset investments (GBP15 million).

Interest and Finance Expenditure

The following table sets forth the composition of our net interest expense for the three months and six months ended 30 September 2003 and 2004

                                                    Three months ended              Six months ended
                                                  30 Sept        30 Sept         30 Sept         30 Sept
                                                     2004           2003            2004            2003
      Interest Charged on Loan Notes                   (4)           (16)             (9)           (27)
      Other Interest Charged                             -            (4)             (1)            (5)
      Interest accrual release (1)                       -              -               -              3
      Interest Received                                  3              4               7              9
                                              -------------   ------------     -----------    -----------
      Net Interest Expense                             (1)           (16)             (3)           (20)
                                              =============   ============     ===========    ===========


The following table sets forth the composition of our net finance expenditure for the three months and six months ended 30 September 2003 and 2004

                                                    Three months ended              Six months ended
                                                  30 Sept        30 Sept         30 Sept         30 Sept
                                                     2004           2003            2004            2003
      10% Redemption/Repurchase
        Premium on Loan Notes                         (25)           (11)            (28)           (11)
      Pensions, net (2)                                (1)            (1)             (1)            (3)
      Interest Rate Swaps (3)                            -              -               -           (46)
      Foreign Exchange                                   1              -               1             13
      Other                                            (1)              -             (1)              -
                                              -------------   ------------     -----------    -----------
      Net Finance Expenditure                         (26)           (12)            (29)           (47)
                                              =============   ============     ===========    ===========

(1)  incurred on the completion of the financial restructuring

(2) net interest on pension scheme liabilities and expected return on pension assets

(3) write off of capitalised losses from interest rate swap arrangements following completion of the Financial Restructuring

During the three months ended 30 September, we completed the repayment of the Senior Notes, reducing the principal amount from GBP245 million at 30 June 2004 to GBPnil as at 1 September 2004. We paid an approximate 10% premium to redeem and repurchase the Notes, which is reflected within net finance expenditure. Repayment of the Loan Notes was also the main factor contributing to the significantly reduced interest charges over the period.

Taxation

For the three months ended 30 September 2004, the net tax charge was GBP22 million due to a GBP19 million charge on the disposal of OPP and a GBP3 million charge for the current period.

For the six months ended 30 September 2004, the net tax charge was GBP19 million due to a GBP19 million charge on the disposal of OPP, a GBP5 million release of provisions no longer required in respect of prior periods and a GBP5 million charge for the current period.

Although the group has significant tax losses as at 30 September 2004, we will incur ongoing tax cash costs where losses are unavailable to cover any historic audit adjustment and/or future taxable profits.

FINANCIAL CONDITION

Balance Sheet

Net Assets

At 30 September 2004, we had net assets of GBP353 million compared to GBP324 million at 30 June 2004 and GBP352 million at 31 March 2004.

The main factor contributing to the increase in net assets during the three months ended 30 September 2004 was the gain on the sale of OPP, which more than offset our interest charges and finance expenditure and loss arising from an actuarial review under FRS 17 of our pension plans described on page 24.

Net assets sold with OPP amounted to GBP85 million, including goodwill of GBP44 million, fixed assets of GBP24 million, inventory of GBP29 million, net debtors of GBP25 million, net creditors and provisions of GBP21 million and a pension provision of GBP16 million.

Goodwill

At 30 September 2004, the net book value of Group goodwill amounted to GBP346 million compared to a net book value at 30 June 2004 of GBP413 million and at 31 March 2004 of GBP436 million. The reduction in the three months ended 30 September 2004 comprised amortisation for the period of GBP23 million (including GBP1 million for OPP) and goodwill disposed upon the sale of OPP of GBP44 million. The goodwill balance at 30 September 2004 related mainly to GPT and businesses acquired from Nokia (Optical Networks) and Bosch (mainly Fixed Wireless Access).

Fixed Assets

As at 30 September 2004, we had tangible assets of GBP114 million compared to GBP142 million as at 30 June 2004 and GBP148 million at 31 March 2004. The reduction in tangible assets in the three months ended 30 September was due to the disposal of OPP of GBP24 million, depreciation of GBP10 million, offset by capital expenditure of GBP5 million and a foreign exchange gain of GBP1 million.

The reduction for the six months ended 30 September 2004 was due to the disposal of OPP of GBP24 million, depreciation of GBP21 million, disposals of GBP1 million offset by capital expenditure of GBP10 million and a foreign exchange gain of GBP2 million.

Investments

As at 30 September 2004 we had fixed asset investments of GBP8 million, this relates primarily to our investments in associated companies. This is broadly consistent with GBP9 million at 30 June and 31 March 2004.

Working Capital

An overview of balance sheet movements is described below. Working capital ratios and cash flow impacts are discussed on page 26.

Stocks

Net stocks and contracts in progress were GBP156 million at 30 September 2004 compared to GBP171 million at 30 June 2004 and GBP174 million at 31 March 2004. The movement since 30 June 2004 relates to the net inventory disposed of with OPP of GBP29 million, foreign exchange gain of GBP4 million and cash impacting stock increase of GBP8 million in Continuing Operations.

Stock provisions decreased to GBP216 million at 30 September 2004 compared to GBP233 million at 30 June 2004 and GBP248 million at 31 March 2004. The reduction in the three months ended 30 September 2004 and in the six months ended 30 September 2004 mainly resulted from the disposal of OPP and the utilisation of provisions on scrapping of obsolete stocks.

Debtors

Net debtors amounted to GBP343 million at 30 September 2004, compared to GBP359 million at 30 June 2004 and GBP393 million at 31 March 2004. The movement since 30 June 2004 relates to the net debtors disposed of due to the sale of OPP of GBP25 million, foreign exchange gain of GBP5 million, non operating other debtor decrease of GBP2 million and cash impacting increase in debtors of GBP6 million.

Other debtors and prepayments amounted to GBP59 million at 30 September 2004 compared to GBP64 million at 30 June 2004 and GBP63 million at 31 March 2004. The reduction in the three months ended 30 September relates to the unwinding of annual prepayments across the group.

Creditors

Trade creditors, other creditors, accruals and payments received in advance (excluding current taxation) amounted to GBP414 million at 30 September 2004 compared to GBP427 million at 30 June 2004 and GBP453 million at 31 March 2004. The movement since 30 June 2004 relates to net creditors associated with the sale of OPP of GBP15 million, a foreign exchange loss of GBP6 million and utilisation of an interest creditor of GBP4 million.

Trade creditors have decreased in the quarter to 30 September 2004 from GBP167 million at 30 June 2004 to GBP160 million at 30 September 2004 compared to GBP155 million at 31 March 2004.

Other creditors, accruals and payments received in advance (excluding current taxation) amounted to GBP254 million at 30 September 2004 compared to GBP260 million at 30 June 2004 and GBP298 million at 31 March 2004. The reduction in the three months to 30 September 2004 is mainly due to the trading out of prepayments on contracts GBP8 million and the utilisation of Senior notes interest accrual GBP4 million offset by GBP5 million of accrual for advisor fees on the OPP disposal.

The reduction in the six months to 30 September 2004 is mainly due to the payment of "all employee" bonus accruals of GBP16 million, the trading out of prepayments on contract of GBP11 million, the trading of GBP7 million of contract cost and the utilisation of Senior notes interest accrual of GBP5 million offset by GBP5 million of accruals for advisor fees on the OPP disposal.

Provisions

Provisions for liabilities and charges stood at GBP180 million at 30 September 2004 compared to GBP184 million at 30 June 2004 and GBP219 million at 31 March 2004.

The decrease of GBP4 million in the three months ended 30 September 2004 was due to the creation of disposal provisions following the sale of OPP of GBP11 million, net utilisation of GBP5 million for restructuring, net utilisation of GBP5 million for warranties & contracts, and net utilisation of litigation and other provisions of GBP5 million.

The decrease of GBP39 million in the six months ended 30 September 2004 included a net utilisation of GBP16 million for restructuring, GBP15 million for warranties & contracts, the settlement of Telcordia litigation for GBP12 million, the provision for transaction costs on the OPP disposal of GBP11 million and net utilisation of litigation and other provisions of GBP7 million.

Pensions and other retirement benefits

Our pension scheme deficit at 30 September 2004 amounted to GBP241 million compared to GBP246 million at 30 June 2004 and 31 March 2004.

At 30 September 2004 an actuarial assessment was performed of our defined benefit pension scheme liabilities and a valuation of the pension scheme assets. The actuarial assumptions reported at 31 March 2004 were reviewed for all plans and the discount rate assumption for our Italian scheme was reduced from 5.0% to 4.5%. All other assumptions remained unchanged, including those for the UK plan, our largest pension scheme.

The actuarial assessment gave rise to actuarial losses of GBP11 million, which are recognised through the Consolidated Statement of Total Recognised Gains and Losses. We recorded total asset losses of GBP13 million in our UK and US plans, as actual returns on assets were lower than previously assumed, and a loss of GBP1 million in our Italian plan due to the change in assumptions. The losses were offset by experience gains on liabilities of GBP3 million in our US plans.

Service costs, plan contributions, benefit payments and net finance costs have been recognised in accordance with the actuarial assumptions set at the beginning of the year and published at 31 March 2004.

During the six months ended 30 September 2004 we recognised settlement and curtailment gains of GBP15 million and GBP1 million respectively in the profit and loss account in relation to the US pension and post-retirement medical plans that were assumed by the purchaser of our OPP business. This has been included in the profit on disposal of GBP103 million (see note 4b on page 39).

The actuarial revisions do not impact the contributions payable into the plans. A funding valuation is planned as at 31 March 2005.


LIQUIDITY AND CAPITAL RESOURCES


                                                             30 September              30 June           31 March
GBP million                                                          2004                 2004               2004
US $ denominated Senior Notes (1)                                       -                (245)              (265)
Other bilateral and bank debt                                        (39)                 (40)               (40)
                                                         -------------------  -------------------  -----------------
Gross financial indebtedness                                         (39)                (285)              (305)

Cash and liquid resources                                             374                  473                519

                                                         -------------------  -------------------  -----------------
Net cash                                                              335                  188                214
                                                         ===================  ===================  =================


(1) US$717 million upon issue in May 2003 was redeemed in full 1 September 2004 (see below).

The GBP245 million reduction in the Senior Notes balance during the three months to 30 September 2004 resulted from mandatory redemptions of GBP197 million at 110% of par value, plus accrued interest, and market repurchases of GBP49 million, for a total cost, including accrued interest, of GBP54 million. The total cost is after a GBP1 million adverse foreign exchange movement.

Other debt fell by GBP1 million as a result of a reduction in the level of borrowings in Italy.

The Group received gross cash proceeds from the disposal of OPP of US$375 million (approximately GBP204 million) which was used to fund the mandatory redemption of the Senior Notes described above.

At 30 September 2004, the Group's cash and liquid resources totalled GBP374 million (30 June 2004: GBP473 million). Of this amount, GBP103 million represented amounts classified as restricted cash, and GBP271 million represented free cash available to the Group (see note 11 on page 43). The reduction of GBP99 million since 30 June 2004 is after taking account of GBP2 million foreign exchange loss.

Group Cash Flow

Operating Cash Flow

                                                                            Three months ended
GBP million                                                  30 September            30 June         30 September
                                                                     2004               2004                 2003
Continuing operations:
Operating loss                                                       (25)               (34)                 (60)
Operating exceptional items                                           (2)                (1)                   11
                                                         -------------------  -----------------  -------------------
Operating loss before exceptional items                              (27)               (35)                 (49)

Depreciation charge                                                     9                 10                   20
Goodwill amortisation                                                  22                 22                   21
Shares to be issued related to share options                            7                  8                    8

Decrease/(increase) in stock                                          (8)                  1                   17
Decrease/(increase) in debtors                                       (13)                 34                   51
(Decrease)/increase in creditors                                        9               (19)                 (31)
(Decrease)/increase in provisions                                     (4)                (4)                 (10)

                                                         -------------------  -----------------  -------------------
Operating cash flow                                                   (5)                 17                   27

Discontinued Operations- operating cash flow                         (6)                (3)                    6
                                                         -------------------  -----------------  -------------------

Group operating cash flow before exceptional
  Items                                                              (11)                 14                   33
                                                         ===================  =================  ===================


The Group recorded an GBP11 million operating cash outflow before exceptional items during the three months ended 30 September 2004 compared to a GBP14 million inflow during the previous quarter and a GBP33 million inflow in the corresponding quarter of the previous financial year. Of the GBP11 million outflow in the quarter, GBP6 million related to OPP and was mainly due to the operating loss incurred prior to disposal.

The GBP5 million outflow from Continuing Operations was driven by a modest increase in working capital.

Over the past two years, against the backdrop of reduced market demand for our equipment and services, we have reduced the size of our business and introduced rigorous working capital management programmes that allowed us to generate cash from working capital by significantly reducing the levels of inventory held in the business, improving stock turns, reducing debtor days, actively pursuing collection of overdue debts and tightly managing our creditors.

We continue to adopt these strict working capital disciplines but are seeing modest cash outflows from working capital as we grow our business and are beginning to experience a more marked phasing of our sales towards the final month of each quarter. The main contributing factors to the increase in working capital during the second quarter were:

Continuing Operations - Stock

During the quarter, stock turns reduced from 5.5 to 5.2, with increased inventory leading to an GBP8 million cash outflow. We built up stock in a number of key territories in support of specific ongoing contracts. For example, in Germany, we were required to build up a stock of spare parts under our long-term services contract for the Toll Collect project and have also seen an increase in fixed wireless access equipment that we have shipped to German mobile operators for deployment into their 3G networks and which will be invoiced upon installation. In addition, we have built up inventory under recently awarded contracts in the UK and Australia pending delivery, installation and commissioning in the second half of the financial year.

Continuing Operations - Debtors

We reduced debtor days from 72 to 69 during the quarter as we continued to focus on cash collection and as a result of early cash receipts from a major European customer. This was however offset by the phasing of deliveries during the second quarter, approximately 50% of which were completed and invoiced in the month of September and for which we will therefore receive payment later in the financial year. In addition, as we have successfully managed our debtor position over the past two years, there is limited scope for further contribution from collection of overdue debts. As a result, debtor movements led to a cash outflow of GBP13 million during the quarter.

Continuing Operations- Creditors

Trade creditors increased by GBP7 million as sales volumes and stocks increased. The 6 day reduction in creditor days to 61 at 30 September 2004 reflects the increased proportion of purchases made through our outsourced manufacturing partners (with whom we have typically agreed shorter than average payment terms), which in turn has resulted from the growth in our equipment sales. The trading out of contract prepayments partially offset the increase in trade creditors, resulting in a GBP9 million cash inflow from creditor movements in the quarter.



GBP million                                                             Three months                  Six months
                                                                          ended                          ended
                                                              30 Sept      30 June     30 Sept          30 Sept
                                                                 2004         2004        2003      2004       2003

Group operating cash flow before exceptional
  items                                                          (11)           14          33         3         65
Exceptional operating cash flow (before financial
  restructuring payments)                                         (6)         (26)        (38)      (32)       (74)
                                                             ----------  ----------  ----------  --------- ---------
Group operating cash flow (after exceptional
  items and before financial restructuring                       (17)         (12)         (5)      (29)        (9)
  payments)
Returns on investments and servicing of finance                  (30)          (5)        (23)      (35)       (19)
Tax                                                               (3)          (2)           -       (5)        (2)
Capital expenditure and financial investment                      (5)          (4)          19       (9)         41
Acquisition and disposals                                         195          (4)         104       191         98
                                                             ----------  ----------  ----------  --------- ---------
Group cash flow before financial restructuring,
  use of liquid resources, and financing                          140         (27)          95       113        109
Exceptionals- payment to ESOP creditors                            -            -           -         -       (35)
                                                             ----------  ----------  ----------  --------- ---------
Group cash flow before use of liquid resources
  and financing                                                   140         (27)          95       113         74

Management of liquid resources                                     16           11           5        27         19
Cash element of Scheme consideration                                -            -           -         -      (340)
Other net cash outflow from financing                           (247)         (23)       (104)     (270)      (105)
                                                             ----------  ----------  ----------  --------- ---------
Decrease in cash and net bank balances
  repayable on demand                                            (91)         (39)         (4)     (130)      (352)
                                                             ==========  ==========  ==========  ========= =========


Three months ended 30 September 2004

Group operating cash outflow was GBP17 million, this included a GBP6 million exceptional operating cash outflow incurred in relation to our operational restructuring to cover further severance payments, site closure costs and onerous property lease commitments. In line with our previous guidance, we expect to incur a further GBP15 million cash costs during the second half of the financial year (GBP35 million for the financial year as a whole).

We paid GBP8 million of interest on our Senior Notes during the quarter, comprising the quarterly coupon paid on 15 July and accrued interest paid upon final redemption of the Notes on 1 September. In addition, we incurred GBP25 million of financing charges relating to the premium paid on the redemption and repurchases of the Senior Notes. After interest received of GBP3 million, net returns on investments and servicing of finance amounted to a GBP30 million outflow in the quarter.

Net capital expenditure and financial investment amounted to a GBP5 million outflow, with disposal proceeds of GBP1 million partially offsetting gross capital expenditure of GBP6 million. The GBP19 million inflow during the second quarter of the previous year resulted mainly from disposal of fixed asset investments (GBP23 million), primarily our stakes in Bookham Technology plc and Gamma Telecom Holding Ltd, offsetting the purchase of tangible fixed assets (GBP6 million) and sale of tangible fixed assets (GBP2 million).

The GBP195 million cash inflow recorded under Acquisitions and Disposals related primarily to the disposal of OPP after related tax and transaction costs of GBP8 million.

Overall, we recorded a cash inflow of GBP140 million before the impact of financing and management of liquid resources. In addition during the quarter, we completed the pay down of the Senior Notes with further redemptions and repurchases of GBP247 million. This was partially offset by a GBP16 million inflow from management of liquid resources mainly resulting from releases in collateral against performance bonding facilities, GBP2 million paid on other debt and a GBP2 million inflow from the issue of ordinary shares as share options are exercised. This resulted in a total cash outflow of GBP91 million in the quarter, which combined with a GBP2 million favourable exchange rate effect, resulted in our cash and bank balances repayable on demand decreasing to GBP281 million at 30 September 2004.

Six months ended 30 September 2004

Group operating cash outflow was GBP29 million, this included a GBP32 million exceptional operating cash outflow of which GBP12 million payment to Telcordia in full and final settlement of previously disclosed lawsuits. The GBP20 million balance was incurred in relation to our operational restructuring to cover severance payments, site closure costs and onerous property lease commitments.

We paid net interest of GBP7 million, GBP13 million paid on Senior loan notes and GBP1 million on other debt was offset by GBP7 million of interest received. GBP28 million was paid for redemption premium on Senior Notes.

Acquisitions and disposals created a cash inflow of GBP191 million, this was primarily related to the disposal of Outside Plant and Power.

Cash flow on financing was composed of GBP270 million repayment of Senior loan notes, GBP2 million paid on other debt and a GBP2 million inflow from the issue of ordinary share capital.

RISK MANAGEMENT

An update on the position with respect to the risks outlined in the Operating and Financial Review for the three months to 30 June 2004 is provided below.

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk and counter-party credit risk. The Company's Board reviews and agrees policies for managing each of these.

Liquidity Risk

At 30 September 2004, our cash and liquid resources totalled GBP374 million compared with GBP473 million at 30 June 2004. Of this total, GBP103 million is restricted cash, and GBP271 million represented free cash available to us at 30 September 2004.

Note 11 on page 43 sets out the breakdown of these restricted cash balances at 30 September, 30 June and 31 March 2004. The balance on the Mandatory Redemption Escrow Account was not available until formal discharge of security had been confirmed, this occurred on 22 October 2004. The reduction in the balance of the MREA was as a result of the redemption of the Senior Notes effective 1 September 2004.

Financial Instruments

Under the terms of the Senior Notes, the Group was permitted to use foreign exchange forwards and options to hedge trade receivables and payables, or exposures arising from the Senior Notes. No other derivatives were permitted.

During the three months ended 30 September 2004, the Group entered into no new financial instruments, and no financial instruments were outstanding as at 30 September 2004.

Interest Rate Risk

At 30 September 2004, our debt was approximately 10% of the level of our cash balances. Consequently, our exposure to interest rates primarily relates to interest earned on our cash balances, mainly short-term bank deposits.

During the three months ended 30 September 2004, a 1% increase in interest rates would have led to a GBP1 million increase in interest income in the quarter and no significant impact on interest expense in the quarter.

Foreign  Exchange  Risk

We are exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. Our main trading currencies are the US dollars, sterling and euros.

The majority of our gross debt (GBP25 million or 64% as at 30 September 2004) is denominated in euros, the remainder is in currencies pegged to the US dollar. It is our policy to take this into account when determining the appropriate currency mix of the Group's cash balances.

At 30 September 2004, GBP97 million of our cash balances were denominated in US dollars (GBP210 million as at 30 June 2004), GBP145 million in sterling (GBP127 million as at 30 June 2004), GBP104 million in euros (GBP99 million as at 30 June 2004), and the balance of GBP28 million (GBP37 million as at 30 June 2004) in other currencies. Cash balances in US dollars and euros are held primarily to meet short-term foreign currency trading obligations whilst the residual central balance is held in sterling.

At 30 September 2004, we held approximately euro 64 million (GBP44 million) and US dollar 37 million (GBP20 million) of foreign-currency denominated cash within the UK, as a combination of collateral against bonding facilities and to meet foreign currency working capital requirements. This cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into sterling are taken to net finance income/(expense).

Exchange Rate Sensitivity

As discussed on page 9, our sales and profitability are sensitive to exchange rate fluctuations.

Customer Finance Commitments

We have not issued any new customer finance commitments during the six months ended 30 September 2004, and will not require cash resources to fund these activities in the foreseeable future.

Contract Bonding Facilities

The principal of performance bonds and guarantees outstanding in the three months to 30 September 2004 was unchanged at GBP141 million. There were no material changes in the maturity profile of the bonds.

Within the three months to 30 September 2004, the maturity of our committed bonding facility was extended by 12 months to November 2005. At 30 September 2004, GBP17 million (GBP18 million at 30 June 2004) of bonding was outstanding under this facility. The collateral arrangements for this facility were unchanged in the quarter, and the total collateral outstanding was unchanged at GBP35 million.

Total collateral under the Group's bonding facilities fell from GBP77 million to GBP73 million, reflecting a further release in collateral from one of the Group's bonding providers. In addition, at 30 September 2004, we estimate that GBP78 million of the Group's performance bonding providers had varying conditional and unconditional rights to call for cash collateral.

GROUP NON-STATUTORY ACCOUNTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                            3 months ended             6 months ended
                                                                             30 September               30 September
GBP million                                                    Note         2004        2003          2004         2003
Turnover
                                                                    ---------------------------------------------------
 Continuing Operations                                          3            305         305           594          596
 Discontinued Operations                                        3             17          84            67          160
                                                                    ---------------------------------------------------
Group                                                           2            322         389           661          756

Operating loss
Group operating loss
                                                                    ---------------------------------------------------
  Continuing Operations                                                     (25)        (60)          (59)        (145)
  Discontinued Operations                                                    (4)         (2)           (4)          (4)
                                                                    ---------------------------------------------------
                                                                3           (29)        (62)          (63)        (149)

Share of operating loss of joint ventures                                      -         (2)             -          (2)

Share of operating loss of associates                                          -         (3)             -         (11)
                                                                    ------------   --------- ------------- ------------

Total operating loss                                            2           (29)        (67)          (63)        (162)

Non-operating exceptional items
                                                                    ---------------------------------------------------
  Gain on disposal of Discontinued Operations                  4b            103           -           103            9
  Gain on disposal of associates                               4b              -          76             -           76
  Gain on disposal of investments in Continuing Operations     4b              -          24             -           18
                                                                    ---------------------------------------------------
                                                                             103         100           103          103

Amounts revalued/(written off) investments                     4c              -           -             -            1
Gain on waiver of balance payable to M (2003) plc group        4d              -           -             -           25

Net interest payable                                            5            (1)        (16)           (3)         (20)
Net finance expenditure                                         6           (26)        (12)          (29)         (47)
                                                                    ------------   --------- ------------- ------------

Profit/(loss) on ordinary activities before taxation                          47           5             8        (100)

Tax credit/(charge) on loss on ordinary activities             7a           (22)         (3)          (19)           14
                                                                    ------------   --------- ------------- ------------

Profit/(loss) on ordinary activities after taxation                           25           2          (11)         (86)
Equity minority interests                                                      -           -             -            -
                                                                    ------------   --------- ------------- ------------

Profit/(loss) on ordinary activities attributable to equity
shareholders and retained profit/(loss) for the period                        25           2          (11)         (86)
                                                                    ============   ========= ============= ============

Basic and diluted loss per share                                8        12.3p        1.0p          (5.5p)      (28.8p)
Basic adjusted loss per share                                   8      (28.1p)     (29.0p)         (35.2p)      (34.2p)
                                                                    ============   ========= ============= ============


CONSOLIDATED BALANCE SHEET


                                                                          30 September       30 June      31 March
GBP million                                                    Note               2004          2004          2004
Fixed assets
Goodwill                                                                           346           413           436
Tangible assets                                                                    114           142           148
Investments                                                                          8             9             9
                                                                       ---------------- --------------  ------------
                                                                                   468           564           593

Current assets
Stocks and contracts in progress                                9                  156           171           174
Debtors: amounts falling due within one year                   10                  338           355           388
Debtors: amounts falling due after more than one year          10                    5             4             5
Cash at bank and in hand                                       11                  374           473           519
                                                                       ---------------- --------------  ------------
                                                                                   873         1,003         1,086

Creditors: amounts falling due within one year                 12                (539)         (542)         (577)
                                                                       ---------------- --------------  ------------

Net current assets                                                                 334           461           509
                                                                       ---------------- --------------  ------------
Total assets less current liabilities                                              802         1,025         1,102

Creditors: amounts falling due after more than one year        12                 (28)         (271)         (285)
Provisions for liabilities and charges                         13                (180)         (184)         (219)
                                                                       ---------------- --------------  ------------

Net assets before retirement benefit deficits                                      594           570           598
Retirement benefit scheme deficits                                               (241)         (246)         (246)
                                                                       ---------------- --------------  ------------

Net assets after retirement benefit deficits                                       353           324           352
                                                                       ================ ==============  ============


Capital and reserves
Called-up share capital                                       14a                   51            50            50
Shares to be issued                                            15                   27            32            25
Share premium account                                          15                    2             1             -
Capital reserve                                                15                    9             9             9
Capital reduction reserve                                      15                  241           241           283
Profit and loss account                                        15                   21          (10)          (17)
                                                                       ---------------- --------------  ------------

Equity shareholders' interests                                                     351           323           350
Equity minority interests                                                            2             1             2
                                                                       ---------------- --------------  ------------

                                                                                   353           324           352
                                                                       ================ ==============  ============

CONSOLIDATED CASH FLOW STATEMENT


                                                                          3 months ended           6 months ended
                                                                           30 September             30 September
GBP million                                                 Note          2004        2003       2004           2003
Net cash inflow/(outflow) from operating activities before
 exceptional items                                           16a          (11)          33          3             65
Exceptional cash outflows from operating activities          4e            (6)        (38)       (32)          (109)

Net cash inflow/(outflow) from operating activities after
 exceptional items
                                                                    ---------------------------------------------------
  Continuing Operations                                                    (8)         (8)       (17)           (53)
  Discontinued Operations                                                  (9)           3       (12)              9
                                                                    ---------------------------------------------------
                                                                          (17)         (5)       (29)           (44)

Returns on investments and servicing of finance              16b          (30)        (23)       (35)           (19)
Tax paid                                                     16c           (3)           -        (5)            (2)
Capital expenditure and financial investment                 16d           (5)          19        (9)             41
Acquisitions and disposals                                   16e           195         104        191             98
                                                                     ----------- ----------- -----------  ------------
Cash inflow before use of liquid resources and financing                   140          95        113             74

Net cash inflow from management of liquid resources          16f            16           5         27             19
Cash element of Scheme consideration                         16g             -           -          -          (340)
Other net cash outflow from financing                        16g         (247)       (104)      (270)          (105)
                                                                     ----------- ----------- -----------  ------------

Decrease in cash and net bank balances repayable
  on demand                                                               (91)         (4)      (130)          (352)
                                                                     =========== =========== ===========  ============


RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY FUNDS/(DEBT)


                                                                          3 months ended           6 months ended
                                                                           30 September             30 September
GBP million                                                  Note        2004         2003       2004           2003
Decrease in cash and net bank balances repayable
  on demand                                                              (91)          (4)      (130)          (352)
Net cash inflow from management of liquid
  Resources                                                              (16)          (5)       (27)           (19)
Net cash outflow from decrease in debt and lease
  Financing                                                               249          104        272            105
                                                                    ------------ ----------- -----------  ------------

Change in net monetary funds/(debt) resulting from cash
  flows                                                                   142           95        115          (266)

Other non-cash changes                                                      -            -          -          3,956
Effect of foreign exchange rate changes                                     5          (1)          6             26
                                                                    ------------ ----------- -----------  ------------

Movement in net monetary funds/(debt) in the period                       147           94        121          3,716

Net monetary funds/(debt) at start of period                              188            5        214        (3,617)
                                                                    ------------ ----------- -----------  ------------

Net monetary funds at end of period                            17         335           99        335             99
                                                                    ============ =========== ===========  ============


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                        3 months ended              6 months ended
                                                                         30 September                30 September
GBP million                                                           2004           2003          2004         2003
Profit/(loss) on ordinary activities attributable to the
  shareholders
                                                             ----------------------------------------------------------
  Group                                                                 25              7          (11)         (73)
  Share of joint ventures                                                -            (2)             -          (2)
  Share of associates                                                    -            (3)             -         (11)
                                                             ----------------------------------------------------------
                                                                        25              2          (11)         (86)

Exchange differences on translation                                      6            (4)             6          (1)
Actuarial (loss)/gain recognised on retirement benefit
  schemes                                                             (11)             14          (11)           14
                                                              --------------  -------------- ------------- -----------

Total recognised gains and losses                                       20             12          (16)         (73)
                                                              ==============  ============== ============= ===========


RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS

                                                                        3 months ended               6 months ended
                                                                         30 September                 30 September
GBP million                                                           2004            2003         2004          2003

Total recognised gains and losses                                       20              12         (16)          (73)
Net movement due to shares to be issued                                  6               7           14             8
New share capital and share premium                                      2               -            3         3,720
                                                              --------------  -------------- ------------- ------------

Total movement in the period                                            28              19            1         3,655

Equity shareholders' interests at start of period                      323             301          350       (3,335)
                                                              --------------  -------------- ------------- ------------

Equity shareholders' interests at end of period                        351             320          351           320
                                                              ==============  ============== ============= ============


NOTES TO THE NON-STATUTORY ACCOUNTS

1.   ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the UK accounting policies of Marconi Corporation plc, as set out in the Annual Report and Accounts for the year to 31 March 2004 other than for pensions and other retirement benefits discussed below. The unaudited results for the period should therefore be read in conjunction with the Marconi Corporation plc 2004 Annual Report and Accounts.

The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985 and has not been audited. The balance sheet information at 31 March 2004 has been extracted from the Annual Report and Accounts of Marconi Corporation plc for the year then ended. The audit report on those accounts, which have been delivered to the Registrar of Companies, was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Pensions and other retirement benefits

At 30 September 2004, an actuarial assessment of our pension schemes was undertaken. For the UK plan, the largest of the Group's pension schemes, the following actuarial assumptions have been adopted:

                                                                            At 30 September
                                                                          and 31 March 2004
                                                                                   %
             UK scheme
             Inflation assumption                                                2.75
             Discount rate                                                       5.50
             Rate of general increase in salaries                                4.75
             Rate of increase in pensions in payment                             2.75
             Rate of increase in deferred pensioners                             2.75
             Rate of credited interest                                           3.00


A reduction in the Italian plan discount rate from 5.0% at 31 March 2004 to 4.5% at 30 September 2004 is the only change to assumptions for our Rest of World plans in the six months ended 30 September 2004. The impact of this change and the results of the latest actuarial valuation are discussed on page 24.

Currency Translation

Transactions denominated in foreign currencies are translated into the functional currency at the rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates prevailing at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions in prior periods.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at year-end rates of exchange. Key rates used are as follows:

                                   Average rates                            Period-end rates
                                  6 months ended
                                   30 September             30 September        30 June       31 March
                               2004            2003                 2004           2004           2003
       ------------------------------------------------------------------------------------------------
       US dollar             1.8078          1.6227               1.8096         1.8135         1.8379

       Euro                  1.4864          1.4262               1.4570         1.4906         1.4956


The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to period-end rates are taken to reserves.

2    SEGMENTAL ANALYSIS

     Analysis of results and operating net assets/(liabilities) by class of business


      GBP million                            Operating(loss)/profit         Turnover                     Operating
                                                6 months ended           6 months ended          net assets/(liabilities)
                                                 30 September             30 September          30 September       31 March
                                               2004        2003        2004        2003               2004           2004
      Optical and Access Networks               (12)       (63)            289         285             103             71
      Network services                             8        (3)            225         215
      BBRS                                        19         25             80          96                            (5)
                                                                                                        20
      Central costs                             (33)       (28)              -           -                           (66)
                                                                                                     (104)
      Other                                        -        (5)              -           -               -              -
                                        ------------  ----------    ----------  ----------  ---------------  ------------
      Continuing Operations                     (18)       (74)            594         596                              -
                                                                                                        19
      Discontinued Operations                    (2)          7             67         160                             43
                                                                                                         -
                                        ------------  ----------    ----------  ----------  ---------------  ------------
                                                (20)       (67)            661         756              19             43
                                                                    ==========  ==========  ===============  ============

      Goodwill amortisation                     (46)       (49)      Goodwill                          346           436
      Operating exceptional items                  3       (33)      Investments                         8             9
                                        ------------  ----------
                                                                     Net funds                         335           214
      Group operating loss                      (63)      (149)      Current taxation                (114)         (104)
      Joint ventures                               -        (2)      Retirement benefit
      Associates                                   -       (11)      scheme deficits                 (241)         (246)
                                        ------------  ----------                            ---------------  ------------
      Total operating loss                      (63)      (162)      Net assets                        353           352
                                        ============  ==========                            ===============  ============


     The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable. Central costs include GBP17 million of share option and related payroll costs (2003: GBP9 million). Other consists of previous non-core businesses sold in the year ended 31 March 2004.

     Operating net assets/(liabilities) include tangible fixed assets, stocks, debtors, creditors (excluding borrowings and taxation) and provisions for liabilities and charges.

     Analysis of  operating  (loss)/profit  (before  goodwill  amortisation  and
     operating    exceptional    items),     turnover    and    operating    net
     assets/(liabilities) by territory of origin


                                       Operating (loss)/profit           Turnover                     Operating
                                           6 months ended             6 months ended           net assets/(liabilities)
      GBP million                           30 September               30 September           30 September     31 March
                                           2004        2003          2004         2003               2004          2004
      UK (incl. central costs)             (18)        (25)           244          234               (23)          (30)
      Other EMEA                           (10)        (49)           230          217                 56            56
      North America                          12          14           139          249                  7            27
      CALA                                    1           1            23           21               (13)           (5)
      APAC                                  (5)         (8)            25           35                (8)           (5)
                                 -------------- -----------  ------------ ------------  ------------------ ------------
                                           (20)        (67)           661          756                 19            43
                                 ============== ===========  ============ ============  ================== ============


     Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 4 years. It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

     Sales by Group companies to joint ventures and associates amounted to GBP11 million (2003: GBP11 million). Purchases from joint ventures and associates amounted to GBP1 million (2003: GBPnil).

     Analysis of turnover by class of business


       GBP million                                               To customers in the                 To customers
                                                                    United Kingdom                     overseas
       6 months ended 30 September                                2004           2003            2004           2003
       Optical and Access Networks                                 112             98             177            187
       Network services                                            109            101             116            114
       BBRS                                                          1              1              79             95
                                                           -------------- --------------  --------------  -------------
       Continuing Operations                                       222            200             372            396
       Discontinued Operations                                       -              -              67            160
                                                           -------------- --------------  --------------  -------------
                                                                   222            200             439            556
                                                           ============== ==============  ==============  =============


       Analysis of turnover by territory of destination

       GBP million
       6 months ended 30 September                                                               2004           2003
       UK                                                                                         222            200
       Other EMEA                                                                                 239            243
       North America                                                                              137            242
       CALA                                                                                        26             21
       APAC                                                                                        37             50
                                                                                          --------------  -------------
                                                                                                  661            756
                                                                                          ==============  =============

       Analysis of operating exceptional items by class of business

       GBP million
       6 months ended 30 September                                                               2004           2003

       Optical and Access Networks                                                                  -           (28)
       Network services                                                                           (1)              -
       BBRS                                                                                         4              -
                                                                                          --------------  -------------
       Continuing Operations                                                                        3           (28)
       Discontinued Operations                                                                      -            (5)
                                                                                          --------------  -------------
                                                                                                    3           (33)
                                                                                          ==============  =============

       Analysis of operating exceptional items by territory of origin

       GBP million
       6 months ended 30 September                                                               2004           2003

       UK (incl. central costs)                                                                     2           (34)
       Other EMEA                                                                                 (2)              9
       North America                                                                                4            (7)
       CALA                                                                                       (1)              -
       APAC                                                                                         -            (1)
                                                                                          --------------  -------------
                                                                                                    3           (33)
                                                                                          ==============  =============



     Further details on operating exceptional items are shown in note 4a).

3.   GROUP OPERATING LOSS

                                                                                            Operating
                                                                                          exceptional
       GBP million                                     Continuing        Discontinued           items         Total
       3 months ended 30 September 2004
       Turnover                                               305                  17               -           322
       Cost of sales                                        (204)                (17)               3         (218)
                                                  ----------------  ----------------- ----------------  ---------------
       Gross profit                                           101                   -               3           104

       Selling and distribution expenses                     (36)                 (1)               -          (37)
                                                  ---------------------------------------------------------------------
         Administrative expenses - other                     (23)                 (1)             (1)          (25)
         Research and development                            (47)                 (1)               -          (48)
         Goodwill amortisation                               (22)                 (1)               -          (23)
                                                  ---------------------------------------------------------------------
       Administrative expenses - total                       (92)                 (3)             (1)          (96)
       Other operating income                                   -                   -               -             -
                                                  ---------------------------------------------------------------------
       Operating (loss)/profit                               (27)                 (4)               2          (29)
                                                  ================  ================= ================  ===============


                                                                                             Operating
                                                                                           exceptional
       GBP million                                     Continuing        Discontinued            items        Total
       3 months ended 30 September 2003

       Turnover                                               305                  84                -          389
       Cost of sales                                        (221)                (66)                1        (286)
                                                  ----------------  ----------------- ----------------  ---------------

       Gross profit                                            84                  18                1          103

       Selling and distribution expenses                     (46)                 (7)                -         (53)
                                                  ---------------------------------------------------------------------
         Administrative expenses - other                     (23)                 (2)             (15)         (40)
         Research and development                            (45)                 (5)                -         (50)
         Goodwill amortisation                               (21)                 (3)                -         (24)
                                                  ---------------------------------------------------------------------
       Administrative expenses - total                       (89)                (10)             (15)        (114)
       Other operating income                                   2                   -                -            2
                                                  ---------------------------------------------------------------------
       Operating (loss)/profit                               (49)                   1             (14)         (62)
                                                  ================  ================= ================  ===============


     In the three months ended 30 September 2004, share option and related payroll costs of GBP7 million (2003: GBP8 million) are included within selling and distribution expenses, administrative expenses and research and development.

     The Group disposed of its Outside Plant and Power and North American Access business during the six months to 30 September 2004 and year ended 31 March 2004 respectively, these activities are shown as discontinued in the note above.

     Operating exceptional items are shown in further detail in Note 4a). An analysis between Continuing Operations and Discontinued Operations is shown in Note 2.

                                                                                               Operating
                                                                                             exceptional
         GBP million                                       Continuing      Discontinued            items        Total
         6 months ended 30 September 2004

         Turnover                                                 594                67                -          661
         Cost of sales                                          (400)              (58)                4        (454)
                                                  ------------------  ----------------- ---------------- --------------

         Gross profit                                             194                 9                4          207

         Selling and distribution expenses                       (72)               (5)                -         (77)
                                                  ---------------------------------------------------------------------
           Administrative expenses - other                       (48)               (2)              (1)         (51)
           Research and development                              (92)               (4)                -         (96)
           Goodwill amortisation                                 (44)               (2)                -         (46)
                                                  ---------------------------------------------------------------------
         Administrative expenses - total                        (184)               (8)              (1)        (193)
         Other operating income                                     -                 -                -            -
                                                  ---------------------------------------------------------------------
         Operating (loss)/profit                                 (62)               (4)                3         (63)
                                                  =================== ================= ================ ===============

                                                                                               Operating
                                                                                             exceptional
         GBP million                                        Continuing       Discontinued          Items         Total
         6 months ended 30 September 2003

         Turnover                                                  596                160              -           756
         Cost of sales                                           (444)              (127)              6         (565)
                                                    ------------------  ----------------- ---------------- --------------

         Gross profit                                              152                 33              6           191

         Selling and distribution expenses                        (92)               (12)              -         (104)
                                                    ---------------------------------------------------------------------
         Administrative expenses - other                        (45)                (3)           (39)          (87)
           Research and development                               (94)               (11)              -         (105)
           Goodwill amortisation                                  (43)                (6)              -          (49)
                                                    ---------------------------------------------------------------------
         Administrative expenses - total                         (182)               (20)           (39)         (241)
         Other operating income/(expenses)                           5                  -              -             5
                                                    ---------------------------------------------------------------------
         Operating (loss)/profit                                 (117)                  1           (33)         (149)
                                                    =================== ================= ================ ===============


          In the six months ended 30 September 2004, share option and related payroll costs of GBP17 million (2003: GBP9 million) are included within selling and distribution expenses, administrative expenses and research and development.

4.   EXCEPTIONAL ITEMS

These items have been analysed as follows:

a)   Operating exceptional items

     GBP million
     6 months ended 30 September                                                             2004             2003
     Restructuring credits - included in cost of sales                      (i)                 4                6
                                                                                 ----------------  ---------------
     Restructuring costs                                                    (ii)              (3)             (43)
     Decrease in provision for litigation settlement                       (iii)                2                -
     Releases in respect of doubtful debts                                  (iv)                -                4
                                                                                 ----------------  ---------------

     Included in administrative expenses                                                      (1)             (39)
                                                                                 ----------------  ---------------
     Total operating exceptional items                                                          3             (33)
                                                                                 ================  ===============


(i) In the 6 months ended 30 September 2004, GBP1 million was received for stock, previously fully provided for through an exceptional charge, and subsequently utilised by Jabil Circuit, Inc and GBP3 million related to release of liability provisions held against onerous supply contracts. In the 6 months ended 30 September 2003, GBP6 million was credited to restructuring costs, this mostly related to release of liability provisions held against the outsourcing of certain manufacturing operations.

(ii) As part of the Group's cost reduction actions, a net charge of GBP3 million (2003: GBP43 million) was recorded during the 6 months ended 30 September 2004. This includes GBP7 million (2003: GBP19 million) for employee severance and a net GBP4 million credit (2003: GBP11 million charge) for site rationalisation and other restructuring costs. The site rationalisation costs reflect charges associated with the closure and consolidation of various sites around the world as part of the business restructuring. In the 6 months ended 30 September 2003, GBP13 million was also charged relating to the costs of the financial restructuring.

(iii)In Part X, section 15.4 of our listing particulars we made disclosure of the lawsuit file by Bell Communications Research. Inc, now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a license to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we have made an exceptional release of GBP2 million of excess provision to our operating results in the 6 months ended 30 September 2004.

(iv) In light of the declining market and economic trends the Group experienced during the year to 31 March 2002, an exceptional provision against bad and doubtful debts was charged. Of this amount, GBP4 million was reassessed and released to the profit and loss account in the 6 months ended 30 September 2003.

b)   Non-operating exceptional items

     GBP million
     6 months ended 30 September                                                          2004               2003
     Gain on disposal of Discontinued Operations                                           103                  9
     Gain on disposal of joint ventures and associates                                       -                 76
     Loss on disposal of investments in Continuing Operations                                -                 18
                                                                             -----------------  -----------------
     Included in non-operating exceptional items                                           103                103
                                                                             =================  =================

     In the 6 months ended 30 September 2004, the gain on disposal of Discontinued Operations of GBP103 million related to the disposal of our Outside Plant & Power business.

     In the 6 months ended 30 September 2003, the gain on disposal of Discontinued Operations reflects the deferred consideration on the disposal of Strategic Communications in the year to 31 March 2003 (GBP9 million), profits on the disposal of our associate Easynet (GBP76 million), Marconi Mobile Access S.p.A. (GBP9 million) and other fixed asset investments (GBP15 million), partially offset by a pension settlement loss on a previous disposal GDA of GBP6 million.

c)   Amounts revalued/(written off) investments

     The change in value of the Group's investments is accounted for in line with the Group accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

d)   Gain on waiver of balance payable to M (2003) plc

     As part of the restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. At 31 March 2003, Marconi Corporation plc provided for amounts due to it from M (2003) plc and its direct subsidiaries which are no longer considered to be recoverable. The gain of GBP25 million arose from a direct subsidiary of M (2003) plc waiving payment of the balance on 19 May 2003.

e)   Exceptional cash flows

     GBP million
     6 months ended 30 September                                                            2004             2003
     Operating
       Restructuring costs                                                                  (17)             (68)
       Litigation settlement                                                                (12)                -
       ESOP settlement                                                                         -             (35)
                                                                               -----------------  ----------------
       Continuing Operations                                                                (29)            (103)
       Discontinued Operations- Restructuring costs                                          (3)              (6)
                                                                               -----------------  ----------------
                                                                                            (32)            (109)
                                                                               =================  ================
     Non-operating and financing
       Scheme consideration                                                                    -            (340)
       Disposal of tangible fixed assets                                                       -               26
       Net proceeds on disposal of interests in subsidiary companies,
         joint ventures and associates                                                       191               98
                                                                               -----------------  ----------------
                                                                                             191            (216)
                                                                               =================  ================
5.   NET INTEREST PAYABLE

     GBP million
     6 months ended 30 September                                                           2004              2003

     Interest receivable
       Loans and deposits                                                                     6                 9
       Other                                                                                  1                 -
                                                                              -----------------  ----------------
                                                                                              7                 9

     Interest payable - Bank loans, loan notes and overdrafts
       (2003: less interest accrual release of GBP3 million)                               (10)              (29)

                                                                              -----------------  ----------------
     Net interest payable                                                                   (3)              (20)
                                                                              =================  ================

                                      -42-

6.   NET FINANCE EXPENDITURE

     GBP million
     6 months ended 30 September                                                           2004              2003

     Finance costs
       Interest on pension scheme liabilities                                              (73)              (74)
       Premium on redemption of Junior and Senior Notes                                    (28)              (11)
       Other                                                                                (1)                 -
       Exceptional write off of capitalised losses on swaps                                   -              (46)
                                                                              -----------------  ----------------
                                                                                          (102)             (131)
     Finance income
       Expected return on pension scheme assets                                              72                71
       Net gain on cash and unhedged foreign exchange borrowings                              1                13
                                                                              -----------------  ----------------
                                                                                             73                84

                                                                              -----------------  ----------------

     Net finance expenditure                                                               (29)              (47)
                                                                              =================  ================

7.   TAX

a)   Tax charge/(credit) on profit/(loss) on ordinary activities

     GBP million
     6 months ended 30 September                                                           2004              2003

     Current taxation
       Corporation tax 30% (2003: 30%)                                                        -                 -
       UK overprovision in respect of prior years                                             -              (20)
       Overseas tax                                                                          24                 6
       Overseas overprovision in respect of prior years                                     (5)                 -
                                                                              -----------------  ----------------
                                                                                             19              (14)
                                                                              =================  ================

     In the 6 months ended 30 September 2004, a non-operating exceptional tax charge of GBP19 million arose on the disposal of the OPP business.

     In the 6 months ended 30 September 2003, a non-operating exceptional tax credit of GBP20 million arose due to the release of tax provisions in respect of prior years following the Marconi Corporation plc Scheme of Arrangement.

b)   Factors that may affect future tax charges

     Deferred tax assets have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

8.   LOSS PER SHARE

     Basic and diluted loss per share is calculated by reference to a weighted average of 201.5 million ordinary shares (2003: 297.9 million ordinary shares) in issue during the period.

     The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

     An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:


     6 months ended 30 September                                             2004                      2003
                                                                                   Loss per                   Loss per
                                                                       Loss         share          Loss        share
                                                                   GBP million      Pence       GBP million    Pence
       Loss and basic loss per share                                   (11)         (5.5)          (86)       (28.8)
       Operating exceptional items
         Restructuring credits included in cost of sales                (4)         (2.0)           (6)        (2.0)
         Restructuring costs                                              3           1.5            43         14.4
         Decrease in provision for litigation settlement                (2)         (1.0)             -            -
         Releases in respect of doubtful debts                            -             -           (4)        (1.3)
       Non-operating exceptional items
         Gain on disposal of Discontinued Operations                  (103)        (51.0)           (9)        (3.0)
         Gain on disposal of joint ventures and
           associates                                                     -             -          (76)       (25.6)
         Loss on disposal of investments in Continuing
          Operations                                                      -             -          (18)        (6.0)
       Amounts revalued/(written off) investments                         -             -           (1)        (0.3)
       Gain on waiver of balance payable to M (2003)
          plc group                                                       -             -          (25)        (8.4)
       Goodwill amortisation                                             46          22.8            54         18.1
       Write off of capitalised losses on swaps                           -             -            46         15.4
       Exceptional tax credit                                             -             -          (20)        (6.7)
                                                                  ------------  ------------ ------------- ------------
       Loss and adjusted loss per share                                (71)        (35.2)         (102)       (34.2)
                                                                  ============  ============ ============= ============

9.   STOCKS AND CONTRACTS IN PROGRESS

                                                                 30 September            30 June            31 March
       GBP million                                                       2004               2004                2004
       Raw materials and bought in components                              30                 52                  59
       Work in progress                                                    50                 51                  41
       Finished goods                                                      71                 62                  69
       Long term contract work in progress                                  5                  6                   6
       Payments on account                                                  -                  -                 (1)
                                                          -------------------  -----------------  -----------------
                                                                          156                171                 174
                                                          ===================  =================  =================

10.  DEBTORS


                                                               30 September            30 June           31 March
     GBP million                                                       2004               2004               2004
     Amounts falling due within one year:
       Trade debtors                                                    264                276                309
       Amounts owed by joint ventures and
       associates                                                        16                 17                 17
     Other debtors                                                       39                 32                 36
       Prepayments and accrued income                                    19                 30                 26
                                                        ------------------- ------------------ ------------------
                                                                        338                355                388

     Amounts falling due after more than one year:
       Trade debtors                                                      4                  2                  4
       Prepayments and accrued income                                     1                  2                  1
                                                        ------------------- ------------------ ------------------
                                                                          5                  4                  5

                                                        ------------------- ------------------ ------------------
                                                                        343                359                393
                                                        =================== ================== ==================


11.  CASH AT BANK AND IN HAND

                                                               30 September            30 June           31 March
     GBP million                                                       2004               2004               2004
     Cash and bank deposits repayable on demand                         281                370               406
     Other cash deposits                                                 93                103               113
                                                        ------------------- ------------------ ------------------

     Cash at bank and in hand                                           374                473               519
                                                        =================== ================== ==================

     Included in the amounts above are restricted cash
       balances of:
     Collateral against bonding facilities                               73                 77                85
     Held by captive insurance company                                   18                 19                18
     Mandatory redemption escrow account                                  2                  7                10
     Secured                                                             10                 11                11
                                                        ------------------- ------------------ ------------------
                                                                        103                114               124

     Cash held at subsidiary level and cash in transit                   65                 59                74
     Available Treasury deposits                                        206                300               321
                                                        ------------------- ------------------ ------------------

     Cash at bank and in hand                                           374                473               519
                                                        =================== ================== ==================

12.  CREDITORS

                                                                30 September           30 June           31 March
     GBP million                                                        2004              2004               2004
     Amounts falling due within one year:
       Loan notes                                                         -                  -                  8
       Bank loans and overdrafts
          Repayable on demand                                            14                 14                 14
          Other                                                           2                  4                  4
                                                        -------------------  -----------------  -----------------
                                                                         16                 18                 26

       Payments received in advance                                      45                 53                 56
       Trade creditors                                                  160                166                155
       Amounts owed to joint ventures and
         associates                                                       -                  1                  -
       Current taxation                                                 114                101                104
       Other taxation and social security                                21                 21                 25
       Other creditors                                                   75                 73                 77
       Accruals and deferred income                                     108                109                134
                                                        -------------------  -----------------  -----------------
                                                                        539                542                577
                                                        ===================  =================  =================

     Amounts falling due after more than one year:
       Loan notes                                                         -                245                257
       Bank loans and overdrafts                                         21                 20                 20
       Obligations under finance leases                                   2                  2                  2
                                                        -------------------  -----------------  -----------------
                                                                         23                267                279

     Accruals and deferred income                                         5                  4                  6
                                                        -------------------  -----------------  -----------------
                                                                         28                271                285
                                                        ===================  =================  =================




                                      -46-

13.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                                     Contracts      Litigation
                                                                           and             and
       GBP million                  Restructuring    Warranties      commitments     indemnities       Other    Total

       At 1 April 2004                       41            32               48              82          16      219
           Disposals                          -           (1)                -               -           -      (1)
           Charged                            7             7                7              12           2       35
           Released                         (4)           (2)              (6)             (2)         (2)     (16)
           Utilised                        (19)           (9)             (12)            (17)         (2)     (59)
           Exchange rate
            adjustment                        -             -                1               1           -        2
                                    ------------  ------------  ---------------  --------------  ----------  --------
                                    ------------  ------------  ---------------  --------------  ----------  --------

       At 30 September 2004                  25            27               38              76          14      180
                                    ============  ============  ===============  ==============  ==========  ========
                                    ============  ============  ===============  ==============  ==========  ========

       At 30 June 2004                       30            28               42              67          17      184
                                    ============  ============  ===============  ==============  ==========  ========
                                    ============  ============  ===============  ==============  ==========  ========


Restructuring mainly comprises expected costs for termination of employee contracts (GBP9 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP16 million). The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties comprise expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial injuries for which historical data is currently being reviewed and assessed by actuaries.

Other provisions mainly comprise payroll taxes on share options and other post retirement agreements.


14.  EQUITY SHAREHOLDERS' INTERESTS

     a)       Share capital

                                                                           Number of shares                       GBP

       Ordinary shares of 25p each
       Allotted, called-up and fully paid at 1 April 2004                       200,022,311              50,005,578
       Shares issued:
         Warrants exercised                                                           3,450                     862
         Share options exercised                                                  4,881,498               1,220,375
                                                                     ----------------------   ---------------------
                                                                     ----------------------   ---------------------
       Allotted, called-up and fully-paid at 30 September 2004                  204,907,259              51,226,815

       Unissued at 30 September 2004                                            421,842,594             105,460,648
                                                                     ----------------------   ---------------------
                                                                     ----------------------   ---------------------

       Authorised at 30 September 2004                                          626,749,853             156,687,463
                                                                     ======================   =====================
                                                                     ======================   =====================

     b)     Warrants

       At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total
       49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent 1 for 5 share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share.

       At 30 September 2004, 49.6 million warrants were still outstanding.

                                      -47-

14.  EQUITY SHAREHOLDERS' INTERESTS (continued)

     c)     Share Options

       At 30 September 2004 the following share options plans were outstanding in respect of the Company's ordinary shares:


                                                 Number of
                                              shares under     Subscription
                                                    option            price
                                                   million        per share              Exercise period

       Senior Management plan
         Granted 24 June 2003                         11.2              Nil           May 2004 to May 2013
         Granted 1 September 2003                      0.8              Nil           May 2004 to May 2013
         Granted 12 February 2004                      1.4              Nil       October 2004 to February 2014

       Employee plan
         Granted 30 June 2003                          5.3            GBP3.08           May 2004 to May 2013
         Granted 1 September 2003                      0.2            GBP4.55           May 2004 to May 2013
         Granted 12 February 2004                      0.1            GBP7.17         May 2004 to February 2014


       Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

       The overall impact on the Group's profit and loss account over the life of the plans through to the financial year ending
       31 March 2007, assuming the final performance target is also met, will be approximately GBP60 million before payroll taxes. We expect the charge before payroll taxes to be GBP24 million in the year to 31 March 2005, GBP9 million in the year to 31 March 2006 and GBP2 million in the year to 31 March 2007. The GBP60 million charge is a non-cash item.


15.  RESERVES

                                             Shares         Share                  Capital        Profit
                                              to be       premium     Capital    reduction      and loss
       GBP million                           issued       account     reserve      reserve       account       Total

       At 1 April 2004                           25             -           9          283          (17)         300
         Loss retained for the period             -             -           -            -          (11)        (11)
         Exchange differences                     -             -           -            -             6           6
         Shares issued                            -             2           -            -             -           2
         Added in the period                     15             -           -            -             -          15
         Share options exercised               (13)             -           -            -            12         (1)
         Actuarial gain on retirement
         benefit schemes                          -             -           -            -          (11)        (11)
         Losses transferred                       -             -           -         (42)            42           -
                                       ------------ ------------- ----------- ------------  ------------  ----------
                                       ------------ ------------- ----------- ------------  ------------  ----------

       At 30 September 2004                      27             2           9          241            21         300
                                       ============ ============= =========== ============  ============  ==========
                                       ============ ============= =========== ============  ============  ==========

       At 30 June 2004                           32             1           9          241          (10)         273
                                       ============ ============= =========== ============  ============  ==========
                                       ============ ============= =========== ============  ============  ==========


       On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts, these balances were been credited to the Company profit and loss reserve. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve which would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of GBP42 million have been transferred in the period.


                                      -48-
16.  CASH FLOW

     a) Net cash inflow/(outflow) from operating activities before exceptional items

       GBP million
       6 months ended 30 September 2004                            Continuing       Discontinued            Total

       Group operating loss after exceptional items                      (59)                (4)             (63)
       Operating exceptional items (Note 4(a))                            (3)                  -              (3)
                                                            ---------------- ------------------ ----------------
                                                            ---------------- ------------------ ----------------
       Group operating loss before exceptional items                     (62)                (4)             (66)

       Depreciation charge                                                 19                  2               21
       Goodwill amortisation                                               44                  2               46
       Shares to be issued related to share options                        15                  -               15
       Increase in stock                                                  (7)                  -              (7)
       Decrease in debtors                                                 21                  6               27
       Decrease in creditors                                             (10)               (13)             (23)
       Decrease in provisions                                             (8)                (2)             (10)
                                                             ---------------- ------------------ ----------------
                                                             ---------------- ------------------ ----------------

                                                                           12                (9)                3
                                                             ================ ================== ================
                                                             ================ ================== ================


       6 months ended 30 September 2003                            Continuing       Discontinued            Total

       Group operating loss after exceptional items                     (145)                (4)            (149)
       Operating exceptional items (Note 4(a))                             28                  5               33
                                                             ---------------- ------------------ ----------------
                                                             ---------------- ------------------ ----------------
       Group operating loss before exceptional items                    (117)                  1            (116)

       Depreciation charge                                                 37                  5               42
       Goodwill amortisation                                               43                  6               49
       Shares to be issued related to share options                         8                  -                8
       Decrease/(increase) in stock                                        34                (1)               33
       Decrease in debtors                                                123                  -              123
       (Decrease)/increase in creditors                                  (75)                  5             (70)
       Decrease in provisions                                             (3)                (1)              (4)
                                                             ---------------- ------------------ ----------------
                                                             ---------------- ------------------ ----------------

                                                                           50                 15               65
                                                             ================ ================== ================
                                                             ================ ================== ================



     b)   Returns on investments and servicing of finance

       GBP million
       6 months ended 30 September                                                          2004             2003
       Income from loans, deposits and investments                                             7               10
       Interest paid                                                                        (14)             (19)
       Premium on redemption of Junior and Senior Notes                                     (28)             (10)
                                                                              ------------------ ----------------
                                                                              ------------------ ----------------

                                                                                            (35)             (19)
                                                                              ================== ================
                                                                              ================== ================

       All the above amounts relate to continuing operations.

     c)   Tax paid

       GBP million
       6 months ended 30 September                                                          2004             2003

       Overseas tax paid                                                                     (5)              (2)
                                                                              ================== ================
                                                                              ================== ================

       All the above amounts relate to continuing operations.

                                      -49-



'

16.  CASH FLOW (continued)

     d)   Capital expenditure and financial investment

       GBP million
       6 months ended 30 September                                                           2004            2003
       Purchases of tangible fixed assets                                                    (10)            (12)
       Sales of tangible fixed assets                                                           1              30
       Sales of fixed asset investments                                                         -              23
                                                                                  ---------------  --------------
                                                                                  ---------------  --------------

                                                                                              (9)              41
                                                                                  ===============  ==============
                                                                                  ===============  ==============

       Sales of tangible fixed assets shown in 2003 include GBP26 million relating to information technology assets. All the above amounts relate to Continuing Operations.

     e)   Acquisitions and disposals

       GBP million
       6 months ended 30 September                                                           2004            2003
       Investments in subsidiary companies                                                      -             (6)
       Sales of interests in subsidiary companies                                             191              16
       Sales of interests in associates and joint ventures                                      -              94
       Net (cash) / overdraft disposed with subsidiary companies                                -             (6)
                                                                                  ---------------  --------------
                                                                                  ---------------  --------------

                                                                                              191              98
                                                                                  ===============  ==============
                                                                                  ===============  ==============



     f)   Net cash inflow from management of liquid resources

       GBP million
       6 months ended 30 September                                                           2004            2003
       Deposits made with banks and similar financial institutions                          (243)           (104)
       Deposits withdrawn from banks and similar financial institutions                       270             123
                                                                                  ---------------  --------------
                                                                                  ---------------  --------------

                                                                                               27              19
                                                                                  ===============  ==============
                                                                                  ===============  ==============


     g)   Net cash outflow from financing

       GBP million
       6 months ended 30 September                                                           2004            2003
       Issue of ordinary share capital                                                          2               -
       Decrease in bank loans                                                                 (2)               1
       Decrease in loan notes                                                               (270)           (106)
       Scheme consideration                                                                     -           (340)
                                                                                  ---------------  --------------
                                                                                  ---------------  --------------

                                                                                            (270)           (445)
                                                                                  ===============  ==============
                                                                                  ===============  ==============

17.  ANALYSIS OF NET MONETARY FUNDS

                                           At                       Other       Exchange          At           At
                                      1 April       Cash         non-cash           rate     30 Sept      30 June
       GBP million                       2004       flow          changes     adjustment        2004         2004

                                                ------------
       Cash at bank and in hand           406      (130)                -              5         281          370
       Overdrafts                        (14)          -                -              -        (14)         (14)
                                                  ---------
                                                   (130)
                                                ------------

                                                ------------
       Liquid resources                   113       (27)                -              7          93          103
                                                ------------

       Amounts falling due within
       one year:
                                                ------------
         Bank loans                       (4)          2                -              -         (2)          (4)
         Loan notes                       (8)          8                -              -           -            -

       Amounts falling due after
       more than one year:
         Bank loans                      (20)          -                -            (1)        (21)         (20)
         Loan notes                     (257)        262                -            (5)           -        (245)
         Finance leases                   (2)          -                -              -         (2)          (2)
                                                  ---------
                                                     272
                                                ------------

                                      ----------  --------- ----------------  -------------  ----------  -----------
                                      ----------  --------- ----------------  -------------  ----------  -----------
                                          214        115                -              6         335          188
                                      ==========  ========= ================  =============  ==========  ===========
                                      ==========  ========= ================  =============  ==========  ===========

18.  CONTINGENT LIABILITIES

                                                                    30 September             30 June       31 March
       GBP million                                                          2004                2004           2004

       Contingent liabilities at period end                                   20                  20             20
                                                              ===================  =================  ==============
                                                              ===================  =================  ==============




     Litigation

     Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group and industrial injury claims currently being reassessed.

     The Group is engaged in a number of legal proceedings relating to shareholder class actions, patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

     Guarantees

     At 30 September 2004, the Group had provided third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote.

19.  POST BALANCE SHEET EVENTS

     Following the full repayment of the Senior Notes and the Junior Notes, the related guarantees and security arrangements were released in full on 22 October 2004.

     On 1 November 2004, M J Donovan resigned as an executive director of the Company and will leave the Company at the end of December 2004.

20. SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP AND RECONCILIATION OF UK GAAP TO US GAAP.

     The results for the six months ended 30 September 2004 have been prepared in accordance with UK GAAP. Other than as described below, significant differences between UK GAAP and US GAAP are described in
     Note 10 to our consolidated financial statements included on Form 10-K for the year ended 31 March 2004 (as filed with the US Securities and Exchange Commission ("SEC")). A reconciliation between UK and US GAAP for the 6 months ended 30 September 2004 and 2003 follows:

       GBP million
       6 months ended 30 September                                                           2004            2003

       Retained loss in accordance with UK GAAP                                              (11)            (86)

       Continuing operations
         Share option plans                                                                   (6)               1
         Pension and other post-retirement benefits                                           (2)               1
         Goodwill and intangible asset amortisation and impairment charges                     22              21
         Restructuring costs                                                                  (7)            (25)
         Derivatives (1)                                                                     (12)             (4)
         Net interest expense                                                                   7              11
         Gain on sale of associates                                                             -              17
         Share of associates operating loss                                                     -              11
         Adjustments related to the Financial Restructuring:
              Gain on settlement of equity forward contract                                     -             123
              Gain on extinguishment of liabilities                                             -           2,695
              Gain on waiver of related party payable                                           -            (25)
               Foreign exchange transaction gains                                               -              31
              Exceptional write-off of capitalised losses on swaps                              -              46
         Other, net                                                                             1             (1)

       Discontinued operations
         Gain on sale of discontinued operations                                              106               -
         GAAP differences related to discontinued operations                                  (5)               6

       Taxation adjustments
         Tax effect of adjustments related to continuing operations                            19               -
         Tax effect of adjustments related to discontinued operations                        (19)               -
         Additional taxation expense under US GAAP                                            (1)               2
                                                                                  ---------------  --------------

       Net income in accordance with US GAAP                                                   92           2,813
                                                                                  ===============  ==============
                                                                                  ===============  ==============

       Earnings per share- basic                                                             46p            936p
                                                                                  ===============  ==============
                                                                                  ===============  ==============
       Earnings per share- diluted                                                           43p            936p
                                                                                  ===============  ==============





       GBP million                                                                   30 September        31 March
                                                                                             2004            2004

       Equity Shareholders' interests in accordance with UK GAAP                              351             350

       Items increasing/(decreasing) equity shareholders' interests
         Goodwill                                                                             163             138
         Intangible assets                                                                     35              57
         Derivatives                                                                            -              12
         Pension and other post-retirement benefits                                            37              38
         Provisions for restructuring costs                                                     8              15
         Other                                                                                (2)               -

                                                                              -------------------  --------------
                                                                              -------------------  --------------

       Shareholders' equity in accordance with US GAAP                                        592             610
                                                                              ===================  ==============

(1) All references to derivatives are in respect of the Group's Senior Notes, where the requirement to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under Statement of Financial Accounting Standards No. 133. There were no derivatives outstanding as at 30 September 2004.

Share of associates operating loss and gain on sale of associates

In accordance with APB Opinion 18, The Equity Method of Accounting for Investments in Common Stock, U.S. GAAP requires that application of the equity method be discontinued when the carrying value of an investment is reduced to zero and that no further losses be recognised unless the investor has guaranteed obligations or is otherwise committed to provide further funding to the investee. Accordingly, under U.S. GAAP, we ceased to record our share of operating losses from our former associate, Easynet, when the carrying value of our investment in Easynet was GBPNil at 31 March 2003.

This resulted in a difference in the carrying value under U.K. GAAP as compared to U.S. GAAP, leading to a GAAP difference in the gain recorded on the disposal of Easynet.

Gain on waiver of related party payable

As part of the Financial Restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. The gain of GBP25 million was recorded as exceptional income under U.K. GAAP and as a capital contribution in equity under U.S. GAAP.

Exceptional write-off of capitalised losses on swaps

Under U.S. GAAP, net losses arising on US dollar and euro denominated interest rate swaps that had been deferred within other comprehensive were recognised in income in the year ended 31 March 2003 because the underlying debt instruments were to be extinguished through our Financial Restructuring. Under U.K. GAAP these net losses were recognized upon completion of the Financial Restructuring in May 2003.

Gain on sale of discontinued operations

In accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, U.S. GAAP requires that translation gains and losses previously recorded in Other Accumulated Comprehensive Income ('AOCI') are removed from AOCI and included in the gain/(loss) on sale of discontinued operations. Accordingly, the gain on sale of the OPP business recorded in the six months ended 30 September 2004 reflects GBP136 million of translation gains previously recorded in AOCI. This is offset by GBP30 million of GAAP differences related primarily to the carrying value of goodwill and pension liabilities of the disposed operations.

GAAP differences related to discontinued operations

OPP has been classified as a discontinued operation for the six months ended 30 September 2004 under both UK and US GAAP. Results of operations of OPP reflect differences in respect of accounting for goodwill and pensions. In addition, under US GAAP, a portion of interest expense for the six months ended 30 September 2004 has been allocated to OPP in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations.

INDEPENDENT REVIEW REPORT
TO MARCONI CORPORATION PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2004, which comprises the profit and loss account, the balance sheet, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' interests, the cash flow statement, the reconciliation of net cash flow to movements in net monetary funds and the related notes 1 to 20. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.


Deloitte & Touche LLP
Chartered Accountants
Birmingham
8 November 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 23 December 2004